Exhibit 99.1

JOINT STOCK COMPANY

KASPI.KZ

Consolidated Financial Statements
For the years ended

31 December 2022, 2023 and 2024

Joint Stock Company Kaspi.kz

Table of Contents

Page

CONSOLIDATED FINANCIAL STATEMENTS FOR THE years ENDED 31 December 2022, 2023 and 2024:

Consolidated statements of profit or loss	3

Consolidated statements of other comprehensive income	4

Consolidated statements of financial position	5

Consolidated statements of changes in equity	6-7

Consolidated statements of cash flows	8

Notes to the Consolidated financial statements	9-79

Joint Stock Company Kaspi.kz

Consolidated Statements of Profit or Loss

For the Years Ended 31 December 2022, 2023, and 2024

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	2022	2023	2024
REVENUE	4,5,23	1,270,592	1,913,490	2,532,156
Net fee revenue		679,782	987,967	1,275,125
Interest revenue		574,426	833,516	1,082,668
Retail revenue		-	68,807	163,134
Other gains/(losses)		16,384	23,200	11,229

COSTS AND OPERATING EXPENSES	6,23	(550,018)	(891,486)	(1,249,867)
Interest expenses		(278,676)	(478,010)	(616,116)
Transaction expenses		(22,188)	(27,470)	(29,494)
Cost of goods and services		(82,747)	(166,356)	(303,858)
Technology & product development		(60,807)	(88,657)	(109,553)
Sales & marketing		(25,618)	(21,891)	(43,990)
General & administrative expenses		(24,772)	(29,468)	(32,899)
Provision expenses	7	(55,210)	(79,634)	(113,957)

NET INCOME BEFORE TAX		720,574	1,022,004	1,282,289

Income tax	8	(131,730)	(173,234)	(225,455)

NET INCOME		588,844	848,770	1,056,834

Attributable to:
Shareholders of the Company		585,026	841,351	1,039,739
Non-controlling interest		3,818	7,419	17,095
NET INCOME		588,844	848,770	1,056,834
Earnings per share
Basic (KZT)	9	3,051	4,431	5,477
Diluted (KZT)	9	3,016	4,381	5,431

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Other Comprehensive Income

For the Years Ended 31 December 2022, 2023, and 2024

(in millions of KZT)

	2022	2023	2024

NET INCOME	588,844	848,770	1,056,834

OTHER COMPREHENSIVE INCOME/(LOSS)
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	(68)	42	95

Items that may be reclassified subsequently to profit or loss:

Movement in investment revaluation reserve for debt instruments at FVTOCI:
Gains/(losses) arising during the period, net of tax KZT Nil	(9,623)	15,274	29,780
Foreign exchange differences on translation of foreign operations	(161)	(13)	425
Expected (credit losses)/recoveries recognized in profit or loss	(2,053)	669	(230)
Reclassification of gains/(losses) included in profit or loss, net of tax KZT Nil	(18)	3,149	1,570

Other comprehensive income/(loss) for the year	(11,923)	19,121	31,640

TOTAL COMPREHENSIVE INCOME	576,921	867,891	1,088,474
Attributable to:
Shareholders of the Company	573,228	860,271	1,071,046
Non-controlling interest	3,693	7,620	17,428
TOTAL COMPREHENSIVE INCOME	576,921	867,891	1,088,474

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Financial Position

As at 31 December 2023 and 2024

(in millions of KZT)

	Notes	2023	2024
ASSETS:
Cash and cash equivalents	10	820,466	619,470
Mandatory cash balances with National Bank of the Republic of Kazakhstan		47,110	57,307
Due from banks		30,683	37,908
Investment securities and derivatives	11	1,377,772	1,506,831
Loans to customers	12,23	4,235,957	5,746,600
Property, equipment and intangible assets	13	174,346	269,289
Other assets	14,23	135,598	139,696

TOTAL ASSETS		6,821,932	8,377,101

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	15	154	24,474
Customer accounts	16,23	5,441,456	6,561,950
Debt securities issued	17	99,468	51,050
Subordinated debt	18	62,369	62,416
Other liabilities	19,23	115,272	104,350

TOTAL LIABILITIES		5,718,719	6,804,240

EQUITY:
Issued capital	20	130,144	130,144
Treasury shares	20	(152,001)	(151,521)
Additional paid-in-capital		506	506
Revaluation reserve of financial assets and other reserves		9,719	41,026
Share-based compensation reserve	21	34,810	31,774
Retained earnings		1,054,945	1,465,295
Total equity attributable to Shareholders of the Company		1,078,123	1,517,224
Non-controlling interest		25,090	55,637
TOTAL EQUITY		1,103,213	1,572,861

TOTAL LIABILITIES AND EQUITY		6,821,932	8,377,101

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements Of Changes in Equity

For the Years Ended 31 December 2022, 2023, and 2024

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in-capital	Revaluation reserve/ (deficit) of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance as at 31 December 2021	130,144	(32,614)	506	2,597	21,242	377,852	499,727	4,968	504,695
Net income	-	-	-	-	-	585,026	585,026	3,818	588,844
Other comprehensive loss	-	-	-	(11,798)	-	-	(11,798)	(125)	(11,923)
Total comprehensive income	-	-	-	(11,798)	-	585,026	573,228	3,693	576,921
Dividends declared	-	-	-	-	-	(210,102)	(210,102)	-	(210,102)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(2,137)	(2,137)
Share options accrued	-	-	-	-	19,984	-	19,984	-	19,984
Share options exercised	-	2,228	-	-	(11,952)	9,724	-	-	-
Share buy-back program	-	(63,672)	-	-	-	-	(63,672)	-	(63,672)
Balance as at 31 December 2022	130,144	(94,058)	506	(9,201)	29,274	762,500	819,165	6,524	825,689
Net income	-	-	-	-	-	841,351	841,351	7,419	848,770
Other comprehensive gain	-	-	-	18,920	-	-	18,920	201	19,121
Total comprehensive income	-	-	-	18,920	-	841,351	860,271	7,620	867,891
Acquisitions of subsidiaries with non-controlling interest	-	-	-	-	-	-	-	18,183	18,183
Adjustment arising from change in non- controlling interest (Note 27)	-	-	-	-	-	(1,337)	(1,337)	1,337	-
Dividends declared						(560,132)	(560,132)	-	(560,132)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(8,574)	(8,574)
Share options accrued	-	-	-	-	20,859	-	20,859	-	20,859
Share options exercised	-	2,760	-	-	(15,323)	12,563	-	-	-
Share buy-back program	-	(60,703)	-	-	-	-	(60,703)	-	(60,703)
Balance as at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213

Joint Stock Company Kaspi.kz

Consolidated Statements Of Changes in Equity (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in-capital	Revaluation reserve of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance as at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213
Net income	-	-	-	-	-	1,039,739	1,039,739	17,095	1,056,834
Other comprehensive gain	-	-	-	31,307	-	-	31,307	333	31,640
Total comprehensive income	-	-	-	31,307	-	1,039,739	1,071,046	17,428	1,088,474
Dividends declared						(646,056)	(646,056)	-	(646,056)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(12,094)	(12,094)
Adjustment related to acquisition of subsidiary with non-controlling interest	-	-	-	-	-	-	-	25,213	25,213
Share options accrued	-	-	-	-	16,963	-	16,963	-	16,963
Share options exercised	-	3,332	-	-	(19,999)	16,667	-	-	-
Share buy-back program	-	(2,852)	-	-	-	-	(2,852)	-	(2,852)
Balance as at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Cash Flows

For the Years Ended 31 December 2022, 2023, and 2024

(in millions of KZT)

	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	465,989	598,005	843,021
Other interest received	46,387	71,129	162,428
Interest paid	(257,030)	(454,502)	(597,046)
Expenses paid on obligatory insurance of individual deposits	(7,251)	(10,622)	(13,751)
Net fee revenue received	673,289	1,002,604	1,287,487
Retail revenue received	-	68,807	163,134
Sales & marketing expenses paid	(24,440)	(34,753)	(43,975)
Other income received	27,017	21,584	10,714
Transaction expenses paid	(22,188)	(27,470)	(29,494)
Cost of goods and services purchased	(78,287)	(164,372)	(302,388)
Technology & product development expenses paid	(38,810)	(50,892)	(73,811)
General & administrative expenses paid	(12,749)	(16,543)	(23,746)
Cash flows from operating activities before changes in operating assets and liabilities	771,927	1,002,975	1,382,573
Changes in operating assets and liabilities
(Increase)/decrease in operating assets:
Mandatory cash balances with NBRK	(10,183)	(4,193)	(10,197)
Due from banks	27,319	(4,771)	(12,002)
Financial assets at FVTPL	12,396	(4,997)	3,252
Loans to customers	(760,660)	(1,132,091)	(1,612,989)
Other assets	(24,788)	(5,407)	781
Increase/(decrease) in operating liabilities:
Due to banks	(60,057)	(27,590)	24,254
Customer accounts	1,186,731	1,434,259	1,044,723
Financial liabilities at FVTPL	(2,261)	1,019	(903)
Other liabilities	13,982	28,708	(19,540)
Cash inflow from operating activities before income tax	1,154,406	1,287,912	799,952
Income tax paid	(133,422)	(181,784)	(218,060)
Net cash inflow from operating activities	1,020,984	1,106,128	581,892
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(59,468)	(50,257)	(95,726)
Proceeds on sale of property and equipment	528	221	519
Proceeds on disposal of investment securities at FVTOCI	1,091,918	2,481,230	633,058
Purchase of investment securities at FVTOCI	(1,520,139)	(2,620,502)	(646,215)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	-	(29,052)	-
Net cash outflow from investing activities	(487,161)	(218,360)	(108,364)
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(210,102)	(560,132)	(646,056)
Dividends paid by subsidiary to non-controlling interest	(2,137)	(8,574)	(12,094)
Purchase of treasury shares	(63,672)	(60,703)	(2,852)
Repayment of debt securities issued	-	(41,261)	(48,769)
Repayment of subordinated debt	-	(5,300)	-
Net cash outflow from financing activities	(275,911)	(675,970)	(709,771)

Effect of changes in foreign exchange rate on cash and cash equivalents	15,347	(6,692)	35,247

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	273,259	205,106	(200,996)

CASH AND CASH EQUIVALENTS, beginning of period	342,101	615,360	820,466
CASH AND CASH EQUIVALENTS, end of period	615,360	820,466	619,470

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

1.
Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•
Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool and we consider it to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings more value to consumers and merchants.
•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions—m-Commerce, e-Commerce and Kaspi Travel. m-Commerce brings a digital shopping experience to a merchant’s physical location, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. All Marketplace services are integrated with our Fintech and Payments Platforms. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery) and part of e-Cars (which facilitates buying and selling used cars), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.
•
Fintech: Our Fintech Platform provides consumers and merchants with BNPL, finance and deposit products. All our Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We lend only in local currency and we fund our financing products mainly using deposit products, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “the Group”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050013, the Republic of Kazakhstan.

On 21 January 2022, Kaspi Cloud LLC, a separate legal entity fully owned by Kaspi Office LLC, was established. Kaspi Cloud LLC is providing data center services to other companies of the Group, that support the storage, maintenance and processing of information using server software and equipment.

On 12 December 2022, the Group acquired 100% of Kaspi Office 2 LLC. This transaction was accounted as an asset acquisition, as the concentration test applied in accordance with IFRS 3 “Business Combinations” indicated that substantially all of the gross assets’ fair value acquired are concentrated in a single identifiable asset, represented by one of the Group’s office buildings in Almaty. As such, the acquired assets are determined not to be a business. Substantially all of the consideration paid has been allocated to the cost buildings acquired and liabilities assumed. In April 2023 Kaspi Office 2 LLC was merged with Kaspi Office LLP.

On 3 February 2023, Kaspi Shop LLC, our subsidiary, acquired a 51% share in “Magnum E-commerce Kazakhstan” LLC, followed by an acquisition of an additional 39.01% of the shares in “Magnum E-commerce Kazakhstan” LLC to 90.01%. The remaining 9.99% is owned by “Magnum Cash&Carry” LLС, the largest retail food chain in Kazakhstan.

On 12 October 2023, Kaspi Shop LLC, our subsidiary, acquired 39.758% of the shares of Kolesa JSC from Krysha & Kolesa Holding B.V. (“the Kolesa Group”), an indirect subsidiary of Baring Vostok Private Equity Fund V. On 12 October 2023, Mikheil Lomtadze, Chairman of the Management Board and significant shareholder of the Group, who is also a significant shareholder of Kolesa Group, has assigned 11% of the shares of Kolesa Group to Kaspi Shop LLC in trust, under a trust management agreement to Kaspi Shop LLC, which enables Kaspi Shop LLC to hold approximately 50.76% of the voting rights in Kolesa Group, allowing Kaspi Shop LLC to vote with these shares in a manner consistent with Kaspi Shop LLC’s interests. Therefore, the Trust Management Agreement gives control over the board of directors of Kolesa Group.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The Company is the parent of the following directly and indirectly held subsidiaries:

Subsidiary	Type of operation	Country of operation	Ownership as at 31 December 2022	Ownership as at 31 December 2023	Ownership as at 31 December 2024
Kaspi Pay LLC	Payment processing services	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Shop LLC	Marketplace	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Travel LLC	Online travel	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kolesa Group	Classifieds	Kazakhstan	-	Indirectly (39.76%)	Indirectly (39.56%)
Magnum E-commerce Kazakhstan LLC	E-Grocery	Kazakhstan	-	Indirectly (90.01%)	Indirectly (90.01%)
Kaspi Bank JSC	Banking	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
ARK Balance LLC	Distressed asset management	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
Kaspi Office LLC	Real estate	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Group JSC	Holding Company	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Digital Classifieds LLC	Classifieds	Azerbaijan	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)
Portmone Group	Payment processing services	Ukraine	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)
Kaspi Cloud LLC	Storage and processing of information	Kazakhstan	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)
Kaspi Office 2 LLC	Real estate	Kazakhstan	Indirectly (100%)	-	-

The shareholders are as follows:

	2022%	2023%	2024%

Baring Funds*	28.80	27.53	24.69
Mikheil Lomtadze	24.55	24.67	22.60
Vyacheslav Kim	23.35	23.47	21.40
Public Investors	20.18	20.92	27.67
Management	3.12	3.41	3.64

Total	100.00	100.00	100.00

*As at 31 December 2022, 2023 and 2024, Asia Equity Partners Limited, held 22.36%, 21.06% and 8.73% of total shares, respectively, Fintech Partners Limited held 0%, 0% and 9.50% of total shares respectively, and Baring Fintech Nexus Limited, held 6.44%, 6.47% and 6.45% of total shares, respectively, on behalf of Baring Funds.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

2.
Basis of presentation

Foreign currency translation

The consolidated financial statements have been prepared in Kazakhstani tenge, which is also the functional currency of the Company.

The individual financial statements of each group company are presented in the currency of the primary economic environment in which it operates (its functional currency). In preparing the financial statements of each individual entity, monetary assets and liabilities denominated in currencies other than the entity’s functional currency (foreign currencies) are translated at the appropriate spot rates or exchange rates prevailing at the reporting date. Transactions in foreign currencies are initially recorded at their spot rates at the date of the transaction.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Rates of exchange

The exchange rates at the period-end used by the Group in the preparation of the consolidated financial statements are as follows:

	2022	2023	2024

KZT/USD	462.65	454.56	525.11
KZT/EUR	492.86	502.24	546.74

Going concern

These consolidated financial statements have been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

3.
Material accounting policies

Basis of accounting

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB as issued by the International Accounting Standards Board.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The Company and its subsidiaries maintain their accounting records in accordance with IFRS Accounting Standards as issued by the IASB. The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain properties and financial instruments that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies below. The Group presents its statements of financial position in order of liquidity.

Offsetting

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statements of Financial Position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liability simultaneously. Income and expense are not offset in the Consolidated Statements of Profit or Loss unless required or permitted by any accounting standards or interpretations, and as specifically disclosed in the accounting policies of the Group.

The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved when the Company has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

Non-controlling interests

Non-controlling interests represent the portion of profit or loss and net assets of subsidiaries not owned, directly or indirectly, by the Company. Non-controlling interests are presented separately in the Consolidated Statements of Profit or Loss and within equity in the Consolidated Statements of Financial Position, separately from those attributable to the shareholders of the Company.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Leases

The Group as lessee

The Group as lessee recognizes a right-of-use asset and a corresponding liability to pay future rentals on the Consolidated Statements of Financial Position. The asset will be amortized over the shorter of the length of the lease and the useful economic life, subject to review for impairment, and the liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate.

The Group recognizes lease payments for short-term leases (leases with lease period of one year or less) or leases in which the base asset has a low value as an expense during the lease period. In a long-term lease, assets are recognized at the lease commencement date as a right-of-use asset and a lease liability.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost, including value added tax, less accumulated depreciation and impairment losses.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash balances with NBRK, reverse repurchase agreements and unrestricted balances on correspondent accounts and deposits with other banks with original maturities within three months and are free from contractual encumbrances. Cash and cash equivalents are measured at amortized cost.

Mandatory cash balances with NBRK

Mandatory cash balances with NBRK represent funds in correspondent accounts with the NBRK and cash which are not available to finance the Group’s day to day operations and, hence, are not considered as part of cash and cash equivalents for the purpose of the Consolidated Statements of Cash Flows.

Due from banks

In the normal course of business, the Group maintains advances and deposits for various periods of time with other banks. Due from banks initially are recognized at fair value. Due from banks are subsequently measured at amortized cost using the effective interest method, and are carried net of allowance for impairment losses.

Property, equipment

Property, equipment and intangible assets, except land and buildings, are carried at historical cost less accumulated depreciation, with the exception of land which is not depreciated and any recognized impairment loss, if any. Depreciation on assets under construction and those not placed in service commences from the date the assets are ready for their intended use.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Depreciation of property, equipment and amortization of intangible assets is charged on the carrying value of property, equipment and intangible assets and is designed to write off assets over their useful economic lives. Depreciation has been calculated on a straight-line basis at 2% per annum for buildings and construction and 10%-33.3% for furniture and computers and intangible assets.

Leasehold improvements are amortized over the shorter of the life of the related leased asset or the lease term. Expenses related to repairs and renewals are charged when incurred and included in cost of goods and services in the Consolidated Statements of Profit or Loss, unless they qualify for capitalization.

Buildings and constructions held for use in the supply of services, or for administrative purposes, are stated in the Consolidated Statements of Financial Position at their revalued amounts, being the fair value at the date of revaluation determined on the basis of market data by qualified independent appraisers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amounts do not differ materially from those that would be determined using fair values at the end of the reporting period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment property is carried at historical cost net of accumulated depreciation and recognized impairment loss. Depreciation is calculated on a straight-line basis over the useful life of the assets.

The expenses associated with the registration of ownership, maintenance and valuation of investment property are included in the cost of goods and services.

The depreciation expense and payment of taxes associated with ownership of investment property are included in general and administrative expenses. Investment property is included within other non-financial assets (Note 14).

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of the net assets acquired in a business combination. Goodwill derived is based on a reasonable estimation of excess earning power expected from future business development and is recognized within other non-financial assets (Note 14). If the aggregate of the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain from bargain purchase in the Consolidated Statements of Profit or Loss within Other gain (losses).

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Goodwill is not amortized but is reviewed for impairment at least annually at the reporting period or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. An impairment loss recognized for goodwill is not reversed in a subsequent period. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination.

On disposal of a subsidiary or the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets (trademarks, brands)

Intangible assets, such as patents, trademarks and brands are reported at cost less accumulated amortization (where they have finite useful lives) and accumulated impairment losses.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives at a 10%-33.3% per annum. The estimated useful life and amortization method are reviewed as at each reporting date, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible assets with indefinite useful lives are not amortized. The Group performs an analysis of product life cycle and studies market trends to provide evidence that the product will generate net cash inflows for the group for an indefinite period. Each period, the useful lives of such assets are reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset. Such assets are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Impairment of non-financial assets

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net income before tax as reported in the Consolidated Statements of Profit or Loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Consolidated Statements of Financial Position and the corresponding tax bases. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor net income before tax.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates
(and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and deferred income tax liabilities are offset and reported net on the Consolidated Statements of Financial Position if:

• The Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and

• Deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Provision for Uncertain Tax Positions

The Group records a provision for uncertain tax positions if it is probable that the Group will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Group’s best estimate of the amount expected to be paid. Provisions are reversed to income in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as determined by statute.

Taxes Other than Taxes on Income

The Republic of Kazakhstan also has various other taxes that are not taxes on income, which are assessed on the Group’s activities. These taxes are included as a component of cost of goods and services or general & administrative expenses in the Consolidated Statements of Profit or Loss.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. The expense relating to a provision is presented in the Consolidated Statements of Profit or Loss net of any reimbursement.

Share-based compensation

Equity-settled share-based payments (such as “share options”) are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves. Options are forfeited if the employee leaves the group before the options vest and no additional expense will be recognised.

The Group applies the graded vesting method on granted share options that vest in instalments over the vesting period. Each installment is separately measured and attributed to expense over the vesting period.

Contingencies

Contingent liabilities are not recognized in the consolidated statements of the financial position but are disclosed unless the possibility of any outflow in settlement is remote. A contingent asset is not recognized in the Consolidated Statements of Financial Position but disclosed when an inflow of economic benefits is probable.

Financial instruments

The Group recognizes financial assets and liabilities on its Consolidated Statements of Financial Position when it becomes a party to the contractual obligation of the instrument. Regular way purchases and sales of financial assets and liabilities are recognized using settlement date accounting.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

All recognized financial assets that are within the scope of IFRS 9 are required to be measured subsequently at amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Under IFRS 9, all debt financial assets that do not meet a “solely payment of principal and interest” (“SPPI”) criterion, are classified at initial recognition as fair value through profit or loss (“FVTPL”). Under this criterion, debt instruments that do not correspond to a “basic lending arrangement”, are measured at FVTPL. For debt financial assets that meet the SPPI criterion, classification at initial recognition is determined based on the business model under which these instruments are managed:

•
Financial assets, other than equity investments, that are managed on a “hold to collect” basis are measured at amortized cost;
•
Financial assets, other than equity investments, that are managed on a “hold to collect and for sale” basis are measured at fair value through other comprehensive income (“FVTOCI”);
•
Financial assets, including equity investments, that are managed on another basis, including trading financial assets, will be measured at FVTPL.

Equity financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify an instrument as FVTOCI. For equity investments classified as FVTOCI, all realised and unrealised gains and losses, except for dividend income, are recognized in other comprehensive income with no subsequent reclassification to profit or loss.

Financial assets, other than equity investments, that are measured subsequently at amortized cost or at FVTOCI are subject to impairment.

After initial measurement, amortized cost financial assets are measured using the effective interest rate method, less any impairment losses. The fair value of FVTPL and FVTOCI financial assets is determined under IFRS 13 “Fair Value Measurement” (“IFRS 13”). The fair value gains or losses for FVTPL are recognized in the statements of profit or loss and for FVTOCI are recognized in the other comprehensive income, until these instruments are disposed.

Equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. These instruments are accounted for at fair value under IFRS 9. The Group has designated these investments in equity instruments at FVTOCI as the Group plans to hold them in the long term for strategic reasons.

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. All derivative financial instruments are classified as held for trading and measured at fair value through profit or loss and are not designated for hedge accounting.

Expected credit loss (“ECL”) measurement – definitions

ECL is a probability-weighted measurement of the present value of future cash shortfalls
(i.e., the weighted average of credit losses, with the respective risks of default occurring in a given time period used as weights). An ECL measurement is unbiased and should be determined by evaluating a range of possible outcomes.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

An ECL measurement of allowance for impairment losses is based on four components used by the Group:

•
Exposure at Default (“EAD”) – an estimate of exposure at a future default date, taking into account expected changes in exposure after the reporting date, including repayments of principal and interest, and expected drawdowns on committed facilities.
•
Probability of Default (“PD”) – an estimate of the likelihood of default to occur over a given time period.
•
Loss Given Default (“LGD”) – an estimate of a loss arising on default. It is based on the difference between contractual cash flows due and those that the lender would expect to receive, including from any collateral. It usually expressed as a percentage of EAD.
•
Discount Rate – a tool to discount an expected loss from the present value at the reporting date. The discount rate represents the effective interest rate (“EIR”) for the financial instrument or an approximation thereof.

Default and credit-impaired assets

The financial asset is considered to be in default, or credit impaired, when it meets one or more of the following criteria:

For loans to customers:

•
The borrower is more than 90 days past due on its contractual payments;
•
The bank has sold part of borrower’s debt with losses;
•
The loan had experienced a forced restructuring due to a deterioration in borrower creditworthiness;
•
The borrower is deceased (retail loans);
•
The borrower’s debt was partially or fully written off due to a significant increase in credit risk.

For other financial assets, debt securities and due from banks:

•
The counterparty or issuer rated at C or less per global rating agencies;
•
The counterparty or issuer is more than 30 days past due;
•
The counterparty or issuer has significant deterioration of operating results.

Significant increase in credit risk (“SICR”)

The SICR assessment is performed on an individual basis and on a portfolio basis. SICR for individually significant loans is assessed on an individual basis by monitoring the triggers stated below. The criteria used to identify a SICR are monitored and reviewed periodically for appropriateness by the Group’s risk department.

The Group considers a financial instrument to have experienced a SICR when one or more of the following quantitative, qualitative or subsidiary criteria have been met:

For loans to customers:

•
Increase in lifetime probability of default over defined thresholds;
•
The number of days past due is more than 30 but less than 90;
•
External factors affect the solvency of individual groups of individuals (such as natural disasters, closure of the city-forming enterprise in the region, etc.).

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

For other financial assets, debt securities and due from banks:

•
Deterioration of the counterparty’s or issuer’s rating by 4 notches;
•
Deterioration of the counterparty’s or issuer’s rating up to CCC+ as per global rating agencies;
•
Deterioration of operating results of the counterparty or issuer.

ECL measurement – description of estimation techniques

General principle

For financial assets that are not purchased or originated credit impaired (“POCI”) assets ECLs are generally measured based on the risk of default over one of two different time periods, depending on whether the borrower’s credit risk has increased significantly in a three-stage model for ECL measurement:

Stage 1: a group of financial instruments for which no significant increase in the credit risk level has been recorded since initial recognition and provisions for this group are created as 12-month ECL, and interest income is calculated based on the gross carrying amount of the financial asset.

Stage 2: a group of financial instruments for which a significant increase in the credit risk level has been recorded since the initial recognition and provisions for which equal ECL for the instrument’s lifetime, and interest income is calculated based on the gross carrying amount of the financial asset.

Stage 3: a group of credit-impaired financial instruments, for which provisions equal the ECL amount for the instrument’s lifetime, and interest income is accrued based on the carrying amount of the asset, net of the loss allowance.

ECL for POCI financial assets is always measured on a lifetime basis (Stage 3), and at the reporting date, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition.

The Group performs individual assessments for credit-impaired loans.

The Group performs assessments on a portfolio basis for retail loans and loans issued to small and medium entities (“SMEs”). This approach incorporates aggregating the portfolio into homogeneous segments based on borrower-specific information, such as delinquency, historical data on losses and forward-looking macroeconomic information.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Macroeconomic overlay and macroeconomic scenarios

The Group incorporates forward looking information in its impairment calculations via macroeconomic models, which leads to a direct adjustment of default probabilities. To develop a future realization of these macroeconomic parameters, the Group uses three scenarios - a base scenario, an optimistic scenario and a pessimistic scenario. The latter two scenarios are assigned weights of 18% and 29% (31 December 2023: 25% and 18%). The base scenario is assigned a weight of 53% (31 December 2023: 57%) in the calculation. For each scenario a set of values for the relevant macroeconomic variables is used as an input for the macroeconomic model, which subsequently is applied to adjust the relevant input parameter.

The List of Macroeconomic Indicators

•
Change of nominal exchange rate USD/KZT;
•
Change of base rate KZT;
•
Unemployment.

Based on the results of annual ECL model validation results, conducted during 4th quarter 2024, the Group introduced changes based on behavior of our portfolios. The main changes were associated with estimation of LGD for loans that were restructured after default. Specifically, estimates of cash flow from restructured loans based on assumptions were substituted by actual cash flows from restructured loans that were collected since start of loan restructuring program in 2nd quarter of 2022. The effect on ECL was equivalent to a KZT 12,653 million decrease in loss allowance as at 31 December 2024.

ECL measurement – description of estimation techniques

Principles of individual assessment – ECL assessments on an individual basis are done by weighting the estimates of credit losses for different possible outcomes against the probabilities of each outcome. The Group defines three possible outcomes for each loan.

Principles of portfolio assessments – to assess the staging of exposure and to measure a loss allowance on a collective basis, the Group combines its exposures into segments on the basis of shared credit risk characteristics, so that exposure to risk within a group are homogeneous.

Examples of shared characteristics include product type and the amount of loan.

Two types of PDs are used to calculate ECLs: 12-month and lifetime PD:

•
12-month PDs – the estimated probability of a default occurring within the next
12 months (or over the remaining life of a financial instrument if less than 12 months). This parameter is used to calculate 12-month ECLs. An assessment of a 12-month PD is based on the latest available historical default data and adjusted for forward-looking information;
•
Lifetime PDs – the estimated probability of a default occurring over the remaining life of a financial instrument. This parameter is used to calculate lifetime ECLs. An assessment of a lifetime PD is based on the latest available historic default data and adjusted for forward looking information.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

To calculate lifetime PD, the Group uses different statistical approaches depending on the segment and product type, such as the extrapolation of 12-month PDs based on migration matrixes, developing lifetime PD curves based on the historical default data, and hazard rate approach.

LGD represents the Group’s expectation of the extent of loss on a defaulted exposure and assessed on a collective basis based on the latest available recovery statistics.

For unsecured loans, the Group calculates LGD based on historical NPL collection statistics. For loans secured by cars, real estate, cash and liquid securities, the Group calculates LGD based on specific collateral characteristics, such as projected collateral values and historical sales discounts.

Modification of loans to customers

The Group modifies loans to customers in temporary financial difficulty in order to allow a borrower to recover solvency. Modification of loans is provided in the form of short-term revision of loan terms and may include the reduction of interest rate, reduction of monthly payment amount, extension of the loan term, or a combination of these measures that do not lead to derecognition of the financial asset. After the recovery period, pre-modification contractual terms are to be applied. The recovery period is agreed in the modification terms, but in most cases is set for 6 months.

Modification of loan is provided only once and to the borrowers with overdue less than
90 days on a modification date, where sufficient grounds exist to support its recoverability.

During the recovery period, such modified loans are classified to Stage 3, with corresponding increase in loss allowance. After the recovery period, such modified loans are allocated to the relevant impairment category, based on its days past due and impairment methodology.

Restructuring of loans to customers

The Group restructures loans of defaulted borrowers by providing an interest free extended schedule. The new loan schedule has an annuity structure with no grace period. Loans that were restructured after derecognition are deemed to be POCI (purchased or originated credit impaired). The difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded. The Group continues to recognize restructured impaired loans at Stage 3 for at least 1 year, in case if loan was not derecognized otherwise and classified as POCI.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss. On derecognition of a financial asset other than in its entirety, the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer.

Financial liabilities

Financial liabilities, such as due to banks, customer accounts, debt securities issued, subordinated debt and other financial liabilities are initially recognized at fair value. Subsequently amounts due are stated at amortized cost and any difference between carrying and redemption value is recognized in the Consolidated Statements of Profit or Loss over the period of the borrowings using the effective interest method as a component of interest expense.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled, or expired. Where an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in the Consolidated Statements of Profit or Loss.

Recognition of interest income and expense

Financial assets include products such as consumer loans, merchant financing, BNPL and car financing, securities and deposits placed with banks. Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Interest income and expense are recognized on an accrual basis using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument or, (where appropriate) a shorter period to the gross carrying amount.

Interest earned on assets at fair value is classified within interest income.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

All other fees and commissions are accounted for in accordance with IFRS 15.

Revenue recognition

Net fee revenue of the group is comprised of fee revenue from each of our segments, which is accounted for in accordance with IFRS 15, net of rewards. IFRS 15 requires the application of a “five steps” process to determine the appropriate manner and timing for revenue recognition. The following accounting policies describe each of these steps for our material sources of revenue.

Payments fee revenue includes transaction revenue (from both merchants and retail customers) and membership revenue.

•
Transaction revenue:

-
Transaction revenue from merchants, as our customers, is generated pursuant to for payments processing service agreements. The Company’s performance obligation is to process payments made to or by merchants and the transaction price is determined as a percentage of the value of goods or services being sold by merchants and/or otherwise transacted by consumers and therefore processed through Kaspi.kz. The incentives in form of bonus (rewards) are accounted as variable consideration payable and decrease the transaction price. Allocation of the transaction price is based on the relative standalone selling prices and transactions underlying each performance obligation. Revenue is recognized at point in time when a transaction is processed. The Company has determined that it is a principal to payments processing services for merchants that use the Kaspi Payments platform, as it is primarily responsible for fulfilling the contractual terms because it is primarily responsible for the quality of the payment processing services and directly deals with the the retail customer and merchant. In addition, the Company has discretion in establishing the price that it charges to merchants for the specified services. Therefore, the Company recognizes revenue of the gross amount of agreed consideration to which it expects to be entitled in exchange for the services transferred. Transaction fees from merchants are earned for processing payment services such as bill payments for regular household needs, QR code payments for purchases both online and in-store, B2B (business to business) and processing of our debit cards and third-party issued cards through the Kaspi Payments platform.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

-
Transaction revenue from retail customers, as our customers, is generated pursuant to debit payment card service agreements. The Company’s performance obligation is to process payments initiated by retail customers. The transaction price is determined as a percentage of the payment amount and is allocated to each performance obligation (transaction processing) on a stand alone basis. Revenue is recognized at point in time when a transaction is processed. The Company is the principal for payment processing services relating to retail customers’ (debit card holders) use of the Kaspi Payments platform. As a result, revenue is recognized on a gross basis, as the Company is primarily responsible for fulfilling the payment processing on its own payments platform and has discretion in establishing the selling price of the payment processing service to the retail customer, irrespective of the costs the Company incur in instances where the Company may utilize other payment intermediaries. Transaction fees from customers using Kaspi Payments platform are earned for processing payment services such as debit card transactions and P2P payments to other banks’ cards. When using third-party payments platforms or networks (e.g., Visa/Mastercard), the Company is an agent for the payment processing services to retail customers (debit card holders) and, therefore, revenue is recognized on a net basis, as the Company is not primarily responsible for fulfilling the payment processing on third parties’ payments platforms/networks and has no discretion in establishing the selling price of the payment processing service to the retail customer on third party payment platforms/networks. Transaction fees from customers using third-party payments platform are earned for processing debit card transactions.

•
Membership revenue is generated from annual and monthly fees earned during the period. Membership fee revenue is deferred and recognized over the terms of the applicable memberships on a straight-line basis. Membership fees are paid on a monthly basis or paid up front at the beginning of the applicable membership period by retail customers and merchants for accessing various Kaspi.kz services. Memberships are cancellable and non-refundable.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Marketplace fee revenue includes seller fees paid by merchants from our 3P marketplace business, Kaspi Travel, advertising and delivery transactions originated during both online and in store shopping. It also includes revenue from Kolesa group, largest car and real estate classifieds platform in Kazakhstan, Autoelon.uz- car marketplace and member of the Kolesa group in Uzbekistan and Digital Classifieds LLC mobile classified app in Azerbaijan.

•
3P Marketplace business fee revenue is generated through merchants, our customer in this case, selling their products and services directly to retail consumers through Kaspi.kz SuperApp pursuant to contracts with the Company. The facilitation of transfer of products and services through the Kaspi.kz Super App from the merchant to the retail consumer is considered a performance obligation of the Company and the transaction price is generally determined as a percentage of the value of goods or services being sold by the merchant to the retail consumer. The incentives in form of bonus (rewards) are accounted as variable consideration payable and decrease the transaction price. Allocation of the transaction price is based on the relative standalone selling price of the transaction service underlying each performance obligation. The Company recognizes revenue from the merchant when the retail customer obtains control over the merchant’s products or services. The Company is an agent in the transaction between a merchant and a retail consumer, as the Company does not obtain control over the specified good or service before it is transferred to the retail consumer, does not have discretion in establishing the prices for the specified good or service and is not primarily responsible for fulfilling the obligation to provide the specified good or service. Revenue is recognized on a net basis at point in time when the retail customer obtains control over the merchant’s products or services.

Fintech fee revenue:

•
Banking service fees are the main part of Fintech fee revenue and are recognized under banking service agreements with retail customers, our customers in this case. The Company’s performance obligations under these agreements are to provide additional cancellable banking services, that fall beyond standard services. These services include: access to a wide network of Kaspi ATMs with cash withdrawals free of charge with higher limits than general free cash withdrawal limits; 24-hour service line support for borrowers, transfers of loan amounts between Kaspi customers’ accounts and ability to use these funds for bill payments, transfers and other transactions via mobile application; SMS and mobile push notification/reminder services related to loans; issuance of loan statements/certificates free of charge via mobile application, and other services. The transaction price is determined as a fixed, monthly fee for access to these services and is allocated on a single performance obligation basis over the period of the banking service agreements. The Company is a principal under these agreements, as it is primarily responsible for fulfilling the performance obligations and has discretion in establishing the prices for services. As a result, the revenue is recognized on a gross basis over the period in which the services are provided, typically monthly.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

•
Membership fees are generated primarily from annual fees paid by retail customers, our customers in this case, for our Kaspi Red offering and are earned over time. Membership fee revenue is deferred and recognized over the term of the applicable membership, typically for one year, on a straight-line basis. Membership fees are paid entirely up front at the beginning of the applicable annual period by customers for accessing various Kaspi.kz services. Memberships are cancellable but payments are non-refundable. Since 2023 Membership fees for Fintech are generated only from late fees paid by Kaspi Red customers as we have removed annual membership fees.

Retail revenue includes revenue from e-Grocery transactions for the sale of products and related delivery fees and revenue from e-cars transactions for the sale of cars. Retail revenue is generated by selling products directly to buyers via Kaspi.kz Super App and by selling cars via Kolesa App. Revenue is initially measured at the amount of consideration to which the entity expect to be entitled for goods purchased and is recognized at a point in time upon delivery when control of the goods has transferred to the customer, reduced by the estimates for return allowances, promotional discounts and rebates. The Company is the principal in a transaction with an end consumer and earns revenue on a gross basis.

Rewards are designed to change customer behavior and promote daily use of our Super App and ensure growth in customer engagement across all our platforms. Retail customers of the Group earn and accumulate bonuses (rewards) for purchases/transactions made with merchants that are also customers of the Group. Retail customers can then use bonuses earned for future purchases/transactions. Liabilities to pay bonuses are accrued on a transactional basis as a percentage from the transaction price of products sold or services provided and are accounted in Other liabilities (Note 19). They do not have an expiration and are accounted as 1 bonus = 1 KZT. Bonuses are accounted as variable consideration paid to customers and do not give rise to a future material right. In accordance with
IFRS 15 “Revenue from contracts with customers” these bonuses are presented as a deduction from revenue. For segment reporting purposes we continue to account for rewards as selling and marketing expenses and allocate accordingly.

Share capital and share premium

Contributions to share capital are recognized at cost. Non-cash contributions are not included into the share capital until realized in cash.

Costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Treasury shares repurchased from shareholders are recognized at cost of acquisition. When such repurchased treasury shares are further sold, any difference between their selling price and the cost of acquisition is charged to share capital (if positive) or to retained earnings (if negative). Where repurchased treasury shares are retired, the carrying value thereof is reduced by the amount paid by the Group at repurchase thereof, with the share capital respectively reduced by the par value of such retired shares restated, where applicable, for inflation, and the resulting difference is charged to retained earnings.

Dividends on common shares are recognized in equity as a reduction in the period in which they are declared. Dividends that are declared after the reporting date are treated as a subsequent event under IAS 10 “Events after the Reporting Period” (“IAS 10”) and disclosed accordingly.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Equity reserves

The reserves recorded in equity (other comprehensive income) on the Group’s Consolidated Statements of Financial Position include revaluation reserve of financial assets and other reserves, which comprise changes in fair value of financial assets at FVTOCI and allowance for impairment losses for debt instruments measured at FVTOCI, and foreign currency translation reserve, which is used to record exchange differences arising from the translation of the net investment in foreign operation.

Retirement and other benefit obligations

In accordance with the requirements of the Republic of Kazakhstan in which the Group operates, certain percentages of pension payments are withheld from total disbursements to employee to be transferred to pension fund, such that a portion of salary expense is withheld from the employee and instead paid to a pension fund on behalf of the employee. This expense is charged to the Consolidated Statements of Profit or Loss in the period in which the related salaries are earned. Upon retirement, all retirement benefit payments are made by the pension fund. The Group does not have any pension arrangements separate from the pension system of the Republic of Kazakhstan. In addition, the Group has no post-retirement benefits or other significant compensated benefits requiring accrual.

Areas of significant management judgment and sources of estimation uncertainty

The preparation of the Group’s consolidated financial statements requires management to make estimates, judgments and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments in applying accounting policies

The critical judgments, apart from those involving estimations (see below), that the Group management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements. Significant judgments have been made in the business model assessment, significant increase in credit risk, models and assumptions used which are discussed in
Note 3 below.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Assessment of significant increase of credit risk

As explained in Note 3, ECL are measured as an allowance equal to 12-month ECL for Stage 1 assets, or lifetime ECL assets for Stage 2 or Stage 3 assets. An asset moves to Stage 2 when its credit risk has increased significantly since initial recognition. IFRS 9 does not define what constitutes a significant increase in credit risk. In assessing whether the credit risk of an asset has significantly increased the Group takes into account qualitative and quantitative, reasonable and supportable, forward looking information.

Incorporation of forward looking information

When measuring ECL, the Group uses reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect credit risk. Refer to Note 26 for more details, including analysis of the sensitivity of the reported ECL to changes in estimated forward looking information.

Models and assumptions used

The Group uses various models and assumptions in measuring fair value of financial assets as well as in estimating ECL. Judgement is applied in identifying the most appropriate model for each type of asset, as well as for determining the assumptions used in these models, including assumptions that relate to key drivers of credit risk. See Note 26 for more details on ECL and Note 24 for more details on fair value measurement.

Fair value measurement and valuation process

In estimating the fair value of a financial asset or a liability, the Group uses market-observable data to the extent it is available and classifying such financial assets as Level 1 or Level 2 instruments. Where such inputs are not available, the Group uses valuation models to determine the fair value of its financial instruments with respective classification of such financial assets as Level 3 instruments. Refer to Note 24 for more details on fair value measurement.

The Group considers that the accounting estimate related to valuation of financial instruments where quoted markets prices are not available is a key source of estimation uncertainty because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific feature of the transactions and (ii) the impact that recognizing a change in the valuations would have on the assets reported on its Consolidated Statements of Financial Position as well as its profit or loss could be material.

Had the management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty and valuation adjustments, a larger or smaller change in the valuation of financial instruments where quoted market prices are not available, would have resulted that could have had a material impact on the Group’s reported net income.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Adoption of new and revised Standards

New and revised IFRS Accounting Standards as issued by the IASB that are effective for the current year

The following amendments and interpretations are effective for the Group effective
1 January 2024:

IFRS S2 Climate-related Disclosures	1 January 2024
IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information	1 January 2024
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 1 – Non-current Liabilities with Covenants	1 January 2024

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on the consolidated financial information of the Group.

New and revised IFRS Accounting Standards as issued by the IASB Standards in issue but not yet effective

At the date of authorization of this financial statements, the Group has not applied the following new and revised IFRS Accounting Standards as issued by the IASB Standards that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
Amendments to IAS 21- Lack of Exchangeability	1 January 2025
Amendments to the SASB standards to enhance their international applicability	1 January 2025
Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	1 January 2026
Annual Improvements to IFRS Accounting Standards — Volume 11	1 January 2026
IFRS 18 Presentation and Disclosures in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027

The management does not expect that the adoption of the Standards listed above to have a material impact on the consolidated financial information of the Group in future periods.

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains (losses). Rewards earned by retail customers of the Group are deducted from revenue.

	2022	2023	2024

REVENUE	1,270,592	1,913,490	2,532,156
Fee revenue	724,742	1,027,545	1,329,350
Interest revenue	574,426	833,516	1,082,668
Retail revenue	-	68,807	163,134
Rewards	(44,960)	(39,578)	(54,225)
Other gains (losses)	16,384	23,200	11,229

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Revenue by segments for the years ended 31 December 2022, 2023 and 2024 is presented below:

	2022	2023	2024

Payments	333,343	478,684	587,097
Payments fee revenue	256,750	368,925	458,953
Interest revenue	76,593	109,759	128,144
Marketplace	239,609	448,223	732,943
Marketplace fee revenue	236,884	375,189	562,283
Retail revenue	-	68,807	163,134
Interest revenue	-	-	6,304
Other gains	2,725	4,227	1,222
Fintech	745,023	1,026,721	1,281,827
Interest revenue	500,256	723,757	955,528
Fintech fee revenue	231,108	283,991	316,292
Other gains (losses)	13,659	18,973	10,007
Intergroup	(2,423)	(560)	(15,486)
Segment Revenue	1,315,552	1,953,068	2,586,381
Rewards	(44,960)	(39,578)	(54,225)
REVENUE	1,270,592	1,913,490	2,532,156

For the year ended 31 December 2022, intergroup represents Payments interest revenue that was offset by Fintech interest expenses (part of the Fintech costs and operating expenses) due to Fintech loans being partially funded from Payments’ interest free balances. For the year ended 31 December 2023, intergroup represents Marketplace fee revenue that was offset by Marketing expense, for activities to attract consumers of Fintech loans. For the year ended 31 December 2024, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of cash to term deposits in the Bank that is offset by interest expenses of Fintech.

Other gains (losses) are mainly due to net gains (losses) on foreign exchange operations and financial assets and liabilities. For the years ended 31 December 2022, 2023 and 2024, the net gain (losses) on foreign exchange operations were KZT 1,377 million,
KZT 10,892 million and KZT (11,983) million, respectively. For the years ended
31 December 2022, 2023 and 2024, the net gain on financial assets and liabilities were
KZT 11,471 million, KZT 4,385 million and KZT 21,329 million, respectively.

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	2022	2023	2024
Goods and services transferred at point in time	480,514	786,267	1,151,887
Payments fee revenue - Transaction Revenue	243,630	342,271	426,470
Marketplace fee revenue	236,884	375,189	562,283
Retail revenue	-	68,807	163,134
Goods and services transferred over time	244,228	310,645	348,775
Payments fee revenue - Membership Revenue	13,120	26,654	32,483
Fintech fee revenue - Membership Revenue	4,568	3,249	3,432
Fintech fee revenue - Fintech banking service fees	226,540	280,742	312,860
TOTAL FEE AND RETAIL REVENUE	724,742	1,096,912	1,500,662

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and net income:

	2022	2023	2024

SEGMENT REVENUE	1,315,552	1,953,068	2,586,381
Payments	333,343	478,684	587,097
Marketplace	239,609	448,223	732,943
Fintech	745,023	1,026,721	1,281,827
Intergroup	(2,423)	(560)	(15,486)

NET INCOME	588,844	848,770	1,056,834
Payments	199,489	308,901	381,607
Marketplace	152,248	247,955	348,400
Fintech	237,107	291,914	326,827

Operating segments are identified based on how the Group manages the business on a day-to-day basis and the types of products and services provided. Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and net income.

Costs and operating expenses that are deducted from revenue, include interest expenses (2022: KZT 278,676 million; 2023: KZT 478,010 million; 2024: KZT 616,116 million) and provision expenses (2022: KZT 55,210 million; 2023: KZT 79,634 million; 2024:
KZT 113,957 million), both attributable to Fintech Segment, share-based compensation expenses and other expenses recognized across the segments.

Management believes that other segment expenses are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognized across the segments.

The following table presents the summary of share-based compensation expense by segments:

	2022	2023	2024

SHARE-BASED COMPENSATION	(19,984)	(20,859)	(16,963)
Payments	(5,946)	(7,200)	(6,436)
Marketplace	(2,009)	(2,335)	(2,432)
Fintech	(12,029)	(11,324)	(8,095)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

6.
Costs and operating expenses

	2022	2023	2024

COSTS AND OPERATING EXPENSES	(550,018)	(891,486)	(1,249,867)
Interest expenses	(278,676)	(478,010)	(616,116)
Transaction expenses	(22,188)	(27,470)	(29,494)
Cost of goods and services	(82,747)	(166,356)	(303,858)
Technology & product development	(60,807)	(88,657)	(109,553)
Sales & marketing	(25,618)	(21,891)	(43,990)
General & administrative expenses	(24,772)	(29,468)	(32,899)
Provision expenses (see Note 1,7)	(55,210)	(79,634)	(113,957)

Interest expenses include interest expenses on customer accounts, mandatory insurance of retail deposits and interest expenses on debt securities, including subordinated debt.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods and services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services. It also includes the price paid by us for consumer products, the subsequent sale of which generates Retail revenue.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers. In 2022, it also included our losses in the amount of KZT 690 million as a result of January events.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activities. In 2022, it included also our KZT 10,000 million contribution to the Kazakhstan Halkyna fund.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities and other support functions.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	2022			2023			2024
	Employee benefits	Deprecia-tion & amortiza-tion	Operating lease	Employee benefits	Deprecia-tion & amortiza-tion	Operating lease	Employee benefits	Deprecia-tion & amortiza-tion	Operating lease
Cost of goods and services	(20,408)	(1,085)	(1,040)	(23,522)	(237)	(1,268)	(29,114)	-	(1,319)
Technology & product development	(31,585)	(12,860)	(2,558)	(43,344)	(21,727)	(3,899)	(54,887)	(24,769)	(5,714)
Sales & marketing	(1,176)	-	(51)	(2,024)	-	(144)	(2,947)	-	(163)
General & administrative expenses	(15,340)	(2,849)	(2,112)	(17,436)	(3,590)	(471)	(17,574)	(4,065)	(975)
Total	(68,509)	(16,794)	(5,761)	(86,326)	(25,554)	(5,782)	(104,522)	(28,834)	(8,171)

Expenses associated with share-based compensation are recognized across the functions in which the compensation recipients are employed.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	2022	2023	2024

SHARE-BASED COMPENSATION	(19,984)	(20,859)	(16,963)
Cost of goods and services	(1,673)	(1,747)	(1,342)
Technology & product development	(9,137)	(10,410)	(10,070)
Sales & marketing	(653)	(686)	(542)
General & administrative expenses	(8,521)	(8,016)	(5,009)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

7.
Provision expense

The movements in loss allowance were as follows:

	Loans to customers			Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2021	64,043	10,582	67,791	19	130	-	2,662	1	3,846	18	149,092
Changes in provisions
-Transfer to Stage 1	3,544	(1,138)	(2,406)	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(6,970)	7,208	(238)	-	(3)	3	-	-	-	-	-
-Transfer to Stage 3	(13,854)	(7,014)	20,868	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(14,545)	4,429	33,307	(14)	3	653	-	2	1,348	21	25,204
New assets issued	65,888	-	-	-	10	-	-	-	-	-	65,898
Repaid assets (except for write off)	(30,502)	(2,282)	(11,485)	-	(58)	-	-	-	-	-	(44,327)
Modification effect	-	-	8,435	-	-	-	-	-	-	-	8,435
Total effect on Consolidated Statements of Profit or Loss	20,841	2,147	30,257	(14)	(45)	653	-	2	1,348	21	55,210
Write-off, net of recoveries	-	-	19,029	-	-	-	-	-	(80)	-	18,949
Reclassification of financial assets	-	-	-	-	-	-	(2,662)	-	2,662	-	-
Foreign exchange difference	-	-	12	1	-	-	-	-	18	-	31
As at 31 December 2022	67,604	11,785	135,313	6	82	656	-	3	7,794	39	223,282

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2022, 2023 and 2024, the allowance for impairment losses on financial assets at FVTOCI of KZT 738 million, KZT 1,408 million and
KZT 1,178 million, respectively, is included in the ‘Revaluation reserve/(deficit) of financial assets and other reserves’ within equity.

Reclassification of financial assets from financial assets carried at FVTOCI to other assets relates to the bonds, which have matured, but not repaid as at

31 December 2022.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2022	67,604	11,785	135,313		6	82	656	-	3	7,794	39	223,282
Changes in provisions
-Transfer to Stage 1	15,923	(1,448)	(14,475)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(10,396)	16,184	(5,788)	-	-	(1)	1	-	-	-	-	-
-Transfer to Stage 3	(25,126)	(5,745)	30,871	-	-	-	(530)	530	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(25,885)	(2,531)	61,320	261	-	5	31	606	20	2,060	(4)	35,883
New assets issued	75,077	-	-	-	-	28	-	-	-	-	-	75,105
Repaid assets (except for write off)	(37,258)	(1,955)	(12,662)	-	-	-	-	-	-	-	-	(51,875)
Modification effect	-	-	20,521	-	-	-	-	-	-	-	-	20,521
Total effect on Consolidated Statements of Profit or Loss	11,934	(4,486)	69,179	261	-	33	31	606	20	2,060	(4)	79,634
Write-off, net of recoveries	-	-	(49,055)	-	-	-	-	-	-	(4,214)	-	(53,269)
Foreign exchange difference	-	-	(3)	-	-	-	-	-	-	-	-	(3)
As at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644
Changes in provisions
-Transfer to Stage 1	27,424	(3,919)	(23,505)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(11,051)	20,608	(9,557)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(25,149)	(7,250)	32,399	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(27,598)	(1,896)	65,061	1,924	1	195	(18)	(549)	19	3,909	(35)	41,013
New assets issued	86,095	-	-	-	-	142	-	-	-	-	-	86,237
Repaid assets (except for write off)	(32,139)	(1,455)	(13,333)	-	-	-	-	-	-	-	-	(46,927)
Modification effect	-	-	33,634	-	-	-	-	-	-	-	-	33,634
Total effect on Consolidated Statements of Profit or Loss	26,358	(3,351)	85,362	1,924	1	337	(18)	(549)	19	3,909	(35)	113,957
Write-off, net of recoveries	-	-	(56,973)	-	-	-	-	-	-	(979)	-	(57,952)
Foreign exchange difference	-	-	(9)	-	-	-	-	-	-	-	-	(9)
As at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	-	305,640

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

8.
Income tax

The Group provides for taxes for the current period based on the tax accounts maintained and prepared in accordance with the respective tax regulations of the Republic of Kazakhstan, the Republic of Azerbaijan, Ukraine and Uzbekistan, where the Company and its subsidiaries operate and which may differ from IFRS Accounting Standards as issued by the IASB.

The Group is subject to certain permanent tax differences due to non-tax deductibility of certain expenses and a tax-free regime for certain income.

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Temporary differences relate mostly to different methods of income and expense recognition as well as to recorded values of certain assets.

Deferred income tax liabilities comprise:

	2022	2023	2024

Vacation reserve, accrued bonuses and share-based compensation	873	1,242	994
Property, equipment and intangible assets	(4,078)	(4,012)	(5,369)
Other	-	527	48
Net deferred tax liability	(3,205)	(2,243)	(4,327)

Relationships between net income before tax and income tax expenses are explained as follows:

	2022	2023	2024
Net income before tax	720,574	1,022,004	1,282,289

Tax at the statutory tax rate of 20%	(144,115)	(204,400)	(256,458)
Non-taxable income	12,892	38,038	36,797
Adjustment recognized in the period for current tax of prior periods	315	-	-
Non-deductible expense	(822)	(6,872)	(5,794)

Income tax expense	(131,730)	(173,234)	(225,455)

Current income tax expense	(131,307)	(174,196)	(223,371)
Adjustment recognized in the period for current tax of prior periods	315	-	-
Deferred income tax (expense)/benefit	(738)	962	(2,084)

Income tax expense	(131,730)	(173,234)	(225,455)

Non-taxable income was represented by interest income on governmental and other qualified securities in accordance with the tax legislation. Statutory income tax rate is 20% in Kazakhstan and Azerbaijan, 18% in Ukraine and 15% in Uzbekistan.

	2022	2023	2024
Net deferred tax liability:
Balance as at 31 December	(2,467)	(3,205)	(2,243)
Change in deferred income tax balances recognized in profit or loss	(738)	962	(2,084)
At the end of the period	(3,205)	(2,243)	(4,327)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

9.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year ended 31 December 2024. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	2022	2023	2024
Net income attributable to the shareholders of the Company	585,026	841,351	1,039,739
Weighted average number of common shares for basic earnings per share	191,725,280	189,859,971	189,832,053
Weighted average number of common shares for diluted earnings per share	193,991,446	192,062,409	191,430,283

Earnings per share – basic (KZT)	3,051	4,431	5,477
Earnings per share – diluted (KZT)	3,016	4,381	5,431

Reconciliation of the number of shares used for basic and diluted EPS:

	2022	2023	2024
Weighted average number of common shares for basic earnings per share	191,725,280	189,859,971	189,832,053
Number of potential common shares attributable to share-based compensation	2,266,166	2,202,438	1,598,230
Weighted average number of common shares for diluted earnings per share	193,991,446	192,062,409	191,430,283

10.
Cash and cash equivalents

	2023	2024

Cash on hand	259,639	197,002
Current accounts with other banks	274,534	108,246
Short-term deposits with other banks	216,217	314,222
Reverse repurchase agreements	70,076	-

Total cash and cash equivalents	820,466	619,470

Cash on hand includes cash balances with ATMs and cash in transit. As at 31 December 2023 and 2024, current accounts and short-term deposits with NBRK are KZT 90,098 million and KZT 192,102 million, respectively.

As at 31 December 2023 and 2024, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents are KZT 70,160 million and KZT Nil, respectively.

As at 31 December 2023 and 2024, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 27,357 million and KZT 35,114 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

11.
Investment securities and derivatives

Investment securities and derivatives comprise:

	2023	2024

Total financial assets at FVTOCI	1,377,130	1,489,682
Total financial assets at FVTPL	642	17,149

Total investment securities and derivatives	1,377,772	1,506,831

Financial assets at FVTOCI comprise:

	2023	2024

Debt securities	1,376,728	1,489,205
Equity investments	402	477

Total financial assets at FVTOCI	1,377,130	1,489,682

	Interest rate, %	2023	Interest rate, %	2024
Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-16.70	930,726	0.60-16.70	1,192,962
Corporate bonds	2.00-15.88	252,946	2.00-15.88	292,364
Sovereign bonds of foreign countries	0.63-3.50	1,687	0.63-4.13	3,475
Discount notes of the NBRK	14.44	191,369	14.62	404

Total debt securities		1,376,728		1,489,205

Debt securities are graded according to their external credit ratings issued by an international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services and are graded as follows:

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2023	33,681	1,335,500	4,037	3,510	1,376,728
Debt securities as at 31 December 2024	36,415	1,373,391	4,957	74,442	1,489,205

Financial assets at FVTPL comprise:

	2023	2024

Derivative financial instruments	642	17,149
Total financial assets at FVTPL	642	17,149

As at 31 December 2024, financial assets at FVTPL included swap and spot instruments of
KZT 4,923 million (2023: KZT 642 million) with a notional amount of KZT 139,659 million
(2023: KZT 165,555 million) and forwards of KZT 12,226 (2023: KZT Nil) with a notional amount of KZT 274,327 (2023: KZT Nil).

As at 31 December 2024, financial liabilities at FVTPL included swap and spot instruments of KZT 133 million (2023: KZT 187 million) with a notional amount of KZT 139,696 million

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

(2023: KZT 164,686 million) and forwards of KZT 129 million (2023: KZT 978 million) with a notional amount of KZT 269,387 million (2023: KZT 14,739 million) and are disclosed in

Note 19.

As at 31 December 2023 and 2024, investment securities were not pledged or restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling
KZT 154 million and KZT 24,474 million, respectively.

12.
Loans to customers

	2023	2024

Gross loans to customers	4,478,489	6,042,443
Less: allowance for impairment losses (Note 7)	(242,532)	(295,843)

Total loans to customers	4,235,957	5,746,600

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

Movements in allowances for impairment losses on loans to customers for the years ended
31 December 2022, 2023 and 2024 are disclosed in Note 7.

As at 31 December 2023 and 2024, accrued interest of KZT 46,207 million and
KZT 68,558 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPL”). These loans were classified in Stage 3. Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPL’s. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment losses	Total allowance for impairment losses to Gross NPLs

As at 31 December 2023	244,161	242,532	99%
As at 31 December 2024	327,730	295,843	90%

Provision expenses on loans to customers:

	2022	2023	2024
Provision expenses on loans to customers	(53,245)	(76,888)	(110,293)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	4,048,478	55,804	363,703	10,504	4,478,489
Allowance for impairment losses	(59,939)	(16,290)	(166,042)	(261)	(242,532)
Carrying amount as at 31 December 2023	3,988,539	39,514	197,661	10,243	4,235,957
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	5,447,804	86,251	485,252	23,136	6,042,443
Allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600

During the years ended 31 December 2023 and 2024, the Group has restructured loans to customers, which were classified as NPL, in the amount of KZT 98,925 million and
KZT 137,728 million, respectively, by providing an interest free extended repayment schedule.

During the years ended 31 December 2023 and 2024, KZT 35,168 million and
KZT 58,615 million of restructured loans were collected, respectively.

As at 31 December 2023 and 2024, the Group’s restructured loans in Stage 3 amounted to the gross carrying amount of KZT 57,571 million and KZT 94,556 million, respectively.

As at 31 December 2023 and 2024, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 8,821 million and KZT 18,009 million, respectively.

As at 31 December 2023 and 2024, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 1,568 million and KZT 15,364 million, respectively.

As at 31 December 2023 and 2024, the Group recognized restructured loans as POCI loans with gross carrying amount of KZT 10,504 million and KZT 23,136 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

13.
Property, equipment and intangible assets

	Land, buildings and construction	Furniture and equipment	Intangible assets	Construc-tion in progress	Total
At initial/revalued cost
31 December 2022	64,517	98,994	31,519	81	195,111
Additions	18,019	24,258	4,744	2,028	49,049
Acquisitions of subsidiaries	12	5,229	20,255	-	25,496
Disposals	(59)	(2,208)	(3,530)	(135)	(5,932)
31 December 2023	82,489	126,273	52,988	1,974	263,724
Additions	17,338	38,431	7,452	23,332	86,553
Disposals	(1,705)	(3,348)	(709)	(2,635)	(8,397)
Acquisition of subsidiary	-	-	41,853	-	41,853
Transfer	9,368	701	373	(10,442)	-
31 December 2024	107,490	162,057	101,957	12,229	383,733

Accumulated depreciation and impairment
31 December 2022	9,800	37,255	16,216	-	63,271
Charge for the year	2,658	18,103	5,338	-	26,099
Acquisitions of subsidiaries	1	512	-	-	513
Disposals	(57)	(265)	(183)	-	(505)
31 December 2023	12,402	55,605	21,371	-	89,378
Charge for the year	3,560	20,426	4,618	-	28,604
Disposals	(349)	(3,073)	(116)	-	(3,538)
Transfer	1	(1)	-	-	-

31 December 2024	15,614	72,957	25,873	-	114,444

Net book value

31 December 2024	91,876	89,100	76,084	12,229	269,289
31 December 2023	70,087	70,668	31,617	1,974	174,346

As at 31 December 2023 and 2024, property and equipment included fully depreciated property and equipment of KZT 21,380 million and KZT 34,742 million, respectively.

The Group’s revaluation policy requires the entire class of buildings, construction and land to be revalued every five years. In 2021, the Group had its buildings and construction revalued by independent appraisers, and the revalued amounts approximate their carrying value.

The initial accounting for the acquisition of Kolesa Group has only been provisionally determined as at the end of 31 December 2023. During the reporting period the necessary market valuations have been finalised. As a result, the Group has recognised the additional identifiable intangible assets, represented by trademark and software. Based on a valuation of net assets performed, the carrying amount of goodwill decreased to KZT 17,438 million
(Note 14).

The fair value of buildings and construction was determined based on the market comparable approach that reflects recent transaction prices for similar properties. In measuring fair value of the Group’s buildings and construction, the measurements were categorized into Level 3.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

During the years ended 31 December 2023 and 2024, there were no movements between Level 3 and other levels.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

14.
Other assets

	2023	2024
Other financial assets:
Settlement with brokers	30,687	24,853
Receivables from VISA and Master Card	4,159	2,782
Prepayments for customers online transactions	3,947	594
Other	7,502	8,824
Total other financial assets	46,295	37,053
Less: allowance for impairment losses (Note 7)	(4,761)	(7,260)

Total net other financial assets	41,534	29,793
Other non-financial assets:
Prepayments for goods and services	23,339	55,683
Goodwill (Note 13)	34,078	17,438
Investment property	16,065	14,619
Inventory	14,370	16,195
Taxes receivable	6,433	5,818
Other	658	1,460
Total other non-financial assets	94,943	111,213
Less: allowance for impairment losses	(879)	(1,310)
Total net other non-financial assets	94,064	109,903

Total other assets	135,598	139,696

Movements in allowances for impairment losses of other assets are disclosed in Note 7.

Investment property movement is presented as follows:

	2023	2024

Cost
As at 1 January	17,954	17,328
Additions	21	19
Disposals	(647)	(1,433)
As at 31 December	17,328	15,914

Accumulated depreciation
As at 1 January	(1,125)	(1,263)
Depreciation charge	(219)	(210)
Disposals	81	178
As at 31 December	(1,263)	(1,295)

Net book value	16,065	14,619

As at 31 December 2023 and 2024, the fair value of investment property was
KZT 21,187 million and KZT 19,968 million, respectively. In measuring fair value of the Group’s investment property, the measurements were categorized into Level 3.

15.
Due to banks

	2023	2024
Recorded at amortized cost:
Repurchase agreements	154	24,151

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Time deposits of banks and other financial institutions	-	323

Total due to banks	154	24,474

As at 31 December 2023 and 2024, accrued interest of KZT 1 million and KZT 67 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2023 and 2024, amounted to KZT 154 million and

KZT 24,474 million, respectively.

16.
Customer accounts

	2023	2024
Individuals
Term deposits	4,316,825	5,328,125
Current accounts	826,328	921,913
Total due to individuals	5,143,153	6,250,038

Corporate customers
Term deposits	44,233	106,010
Current accounts	254,070	205,902
Total due to corporate customers	298,303	311,912

Total customer accounts	5,441,456	6,561,950

As at 31 December 2023 and 2024, accrued interest of KZT 44,044 million and
KZT 51,212 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2023 and 2024, customer accounts of KZT 60,260 million and
KZT 83,654 million, respectively, were held as prepayments on loans to customers.

As at 31 December 2023 and 2024, customer accounts of KZT 97,806 million (1.80% of total customer accounts) and KZT 76,413 million (1.16% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2023 and 2024, customer accounts were predominately denominated in KZT, comprising 91% and 91%, respectively.

17.
Debt securities issued

	Currency	Maturity date	Nominal interest rate %	2023	2024
Third bond program – first issue	KZT	January 2025	9.90	51,048	51,050
Third bond program – second issue	KZT	June 2025	10.70	48,420	-

Total debt securities issued				99,468	51,050

On 27 January 2025 the Bank fully repaid its outstanding debt under the first issue of third bond program.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

As at 31 December 2023 and 2024, accrued interest of KZT 3,998 million and
KZT 2,062 million, respectively, was included in debt securities issued. All debt securities issued are recorded at amortized cost. The Group did not have any defaults or other breaches with respect to its debt securities issued as at 31 December 2023 and 2024.

18.
Subordinated debt

	Currency	Maturity date	Nominal interest rate, %	2023	2024

Third bond program – fourth issue	KZT	June 2025	10.7%	62,274	62,278
Debt component of preference shares	KZT	n/a	n/a	95	138

Total subordinated debt				62,369	62,416

The debt component of preference shares relates to subsidiary Kaspi Bank JSC, and is held by the non-controlling interest. As at 31 December 2023 and 2024, accrued interest of
KZT 3,179 million and KZT 3,179 million, respectively, was included in subordinated debt.

All subordinated debt are recorded at amortized cost as at 31 December 2023 and 2024. The above liabilities are subordinated to the claims of depositors and other creditors of the issuer in the event of liquidation. The Group did not have any defaults or other breaches with respect to its subordinated debt as at 31 December 2023 and 2024.

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	1 January 2023	Non-cash changes
		Financing cash flows	Foreign exchange movement	Financing cash flows	2023
Debt securities issued	140,378	(41,261)	-	351	99,468
Subordinated debt	67,608	(5,300)	-	61	62,369

	1 January 2024	Non-cash changes
		Financing cash flows	Foreign exchange movement	Changes in amortized cost	2024
Debt securities issued	99,468	(48,769)	-	351	51,050
Subordinated debt	62,369	-	-	47	62,416

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

19.
Other liabilities

	2023	2024
Other financial liabilities:
Payables for customers’ online transactions	49,679	15,363
Payables to suppliers	13,603	22,454
Accrued expenses	2,709	2,300
Accrued dividends payable to non-controlling interest	1,241	362
Derivative financial liabilities	1,165	262
Other	324	967
Total financial liabilities	68,721	41,708
Other non-financial liabilities:
Other taxes payable	15,295	18,757
Deferred revenue	12,436	13,677
Accumulated employee benefits, vacation liabilities	6,210	8,295
Deferred tax liabilities	3,162	4,377
Current income tax payable	1,096	3,404
Other	8,352	14,132
Total non-financial liabilities	46,551	62,642

Total other liabilities	115,272	104,350

20. Share capital

The table below provides a reconciliation of the change in the number of authorized shares, shares issued and fully paid, treasury shares and shares outstanding:

	Authorized shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

31 December 2022	216,742,000	199,500,000	(9,190,030)	190,309,970
GDR options exercised (Note 21)	-	-	618,788	618,788
GDR buyback program	-	-	(1,595,293)	(1,595,293)
31 December 2023	216,742,000	199,500,000	(10,166,535)	189,333,465
GDR options exercised (Note 21)	-	-	747,178	747,178
GDR buyback program	-	-	(64,914)	(64,914)
31 December 2024	216,742,000	199,500,000	(9,484,271)	190,015,729

During the years ended 31 December 2022 and 2023, the Board of Directors approved six separate GDR buyback programs. The Group accounts for GDRs repurchased in Treasury Shares component of Share Capital. One GDR represents one share.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The following table summarizes the details of the GDR buyback programs:

	Start date	Maturity date	Number of GDRs acquired	Total amount paid (in millions of KZT)
1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2023	531,995	18,740
5th buy-back program	22 July 2023	21 October 2023	283,689	12,614
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
31 December 2024			4,036,932	127,227

The Group accounts for GDRs repurchased as treasury shares.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
31 December 2022	130,144	(94,058)	36,086
GDR options exercised	-	2,760	2,760
GDR buyback program	-	(60,703)	(60,703)
31 December 2023	130,144	(152,001)	(21,857)
GDR options exercised	-	3,332	3,332
GDR buyback program	-	(2,852)	(2,852)
31 December 2024	130,144	(151,521)	(21,377)

All shares are KZT denominated. The Group has one class of common shares which carry no right to fixed dividend. Share premium represents an excess of contributions received over the nominal value of shares issued and amounts received as a result of the resale of shares over their purchase price.

The following tables represent dividends declared:

	Dividends declared	Dividend per share

March 2023	269,365	KZT 1,350
September 2023	129,702	KZT 750
December 2023	161,065	KZT 850
Total for 2023	560,132

	Dividends declared	Dividend per share

February 2024	161,514	KZT 850
April 2024	161,514	KZT 850
August 2024	161,514	KZT 850
November 2024	161,514	KZT 850
Total for 2024	646,056

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

21. Share-based compensation

In 2021 and 2022, the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivize and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognized in the early years of overall plan.

GDR Options

The fair value of GDR options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five year vesting period, based on the Group’s estimate of the number of GDR options that will eventually vest. Recipients of GDR options are entitled to receive dividends once GDR options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	2022	2023	2024
Black-Scholes model inputs:
Weighted average share price in USD	63.7	67.3	68.4
Expected volatility	43.5%	42.4%	42.1%
Risk-free rate	3.6%	4.2%	4.3%
Dividend yield	7.0%	7.0%	7.0%

Expected volatility is based on the historical share price volatility over the past 3 years.

The following table summarizes the details of the GDR options outstanding:

	2023 (GDRs)	2024 (GDRs)

Outstanding at the beginning of the period	2,266,166	2,202,438
Granted	564,800	142,970
Forfeited	(9,740)	-
Exercised	(618,788)	(747,178)
Expired	-	-
Outstanding at the end of the period	2,202,438	1,598,230

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
31 December 2022	29,274
GDR options accrued	20,859
GDR options exercised	(15,323)
31 December 2023	34,810
GDR options accrued	16,963
GDR options exercised	(19,999)
31 December 2024	31,774

22. Commitments and contingencies

In the normal course of business, in order to meet the needs of its customers, the Group became a party to financial instruments with off-balance sheet risk. Guarantees issued included below represent financial guarantees, where payment is not probable as at the respective reporting date, and therefore have not been recorded in the Consolidated Statements of Financial Position.

The Group’s maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

The Group uses the same credit policy in undertaking contingent commitments as it does for on-balance instruments.

As at 31 December 2023 and 2024, provision for losses on contingent liabilities were

KZT 35 million and KZT Nil, respectively.

The Group’s contingent liabilities and credit commitments comprised the following:

	2023	2024
	Nominal amount	Nominal amount

Commitments on loans and unused credit lines: Revocable loans	174,771	293,401
Guarantees issued and similar commitments	558	-

Total contingent liabilities and credit commitments	175,329	293,401

Commitments on loans and unused credit lines represent the Group’s revocable commitments to extend loans within unused credit line limits. Those commitments where the borrower has to apply each time it wants to draw the credit facility from unused credit lines and the Group may approve or deny the extension of the credit facility based on the borrower’s financial performance, debt service and other credit risk characteristics are considered revocable. Those commitments where the Group is contractually obligated with no conditions to extend the loan are considered to be irrevocable.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Legal proceedings

From time to time and in the normal course of business, claims against the Group are received from customers and counterparties. Management is of the belief that no material losses will be incurred and, accordingly, no provision has been made in these consolidated financial statements.

Pensions and retirement plans

Employees of the Group receive pension benefits from pension funds in accordance with the laws and regulations of the Republic of Kazakhstan. As at 31 December 2023 and 2024, the Group was not liable for any supplementary pensions, post-retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

Taxes

Due to the presence in Kazakhstani commercial legislation and tax legislation in particular, of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment of business activities, if a particular treatment based on management’s judgment of the Group’s business activities is to be challenged by the tax authorities, the Group may be assessed additional taxes, penalties and interest. Such uncertainty may relate to valuation of financial instruments, loss and impairment provisions and market level for deals’ pricing. The Group believes that it has already made all tax payments, and therefore no allowance has been made in the consolidated financial statements. Tax years remain open to review by the tax authorities for five years.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

23. Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	2023		2024
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions

Consolidated statements of financial position
Loans to customers	2,435	4,478,489	1,103	6,042,443
- entities controlled by the key management personnel of the Group	2,435		1,103

Allowance for impairment losses on loans to customers	(2)	(242,532)	-	(295,843)
- entities controlled by the key management personnel of the Group	(2)		-

Other assets	1,196	135,598	1,955	139,696
- entities controlled by the key management personnel of the Group	1,196		1,955

Customer accounts	15,259	5,441,456	12,120	6,561,950
- entities controlled by the key management personnel of the Group	9,526		2,846
- key management personnel of the Group	5,662		9,146
- other related parties	71		128

Other liabilities	5,050	115,272	963	104,350
- entities controlled by the key management personnel of the Group	5,004		963
- key management personnel of the Group	46		-

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	2022	2023	2024
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss

Net fee revenue	-	679,782	4,161	987,967	4,378	1,275,125
- entities controlled by the key management personnel of the Group	-		4,008		4,215
- key management personnel of the Group	-		153		162
- other related parties	-		-		1

Interest revenue	314	574,426	259	833,516	202	1,082,668
- other related parties	314		259		202

Other gains/(losses)	-	16,384	2	23,200	-	11,229
- entities controlled by the key management personnel of the Group	-		2		-

COSTS AND OPERATING EXPENSES
Interest expenses	(403)	(278,676)	(544)	(478,010)	(609)	(616,116)
- entities controlled by the key management personnel of the Group	(176)		(507)		(25)
- key management personnel of the Group	(19)		(34)		(582)
- other related parties	(208)		(3)		(2)
Transaction expenses	-	(22,188)	(137)	(27,470)	(153)	(29,494)
- entities controlled by the key management personnel of the Group	-		(137)		(153)

Cost of goods and services	-	(82,747)	(5,129)	(166,356)	(6,445)	(303,858)
- entities controlled by the key management personnel of the Group	-		(5,129)		(6,445)

During the years ended 31 December 2022, 2023 and 2024, transaction expenses attributable to loans to customers and paid to entities controlled by the key management personnel of the Group, were KZT 4,862 million, KZT 5,748 million and KZT Nil, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Up until its acquisition in October 2023, Kolesa Group was an entity controlled by the key management personnel of the Group and was a party to an agreement, under which we were paying fees to Kolesa Group for car loans generated on Kolesa’s car classifieds platform, which are presented as transaction expenses attributable to loans to customers in the table above.

For the year ended 31 December 2023 and 2024, the total value of goods purchased from entities controlled by the key management personnel was KZT 4,310 million and

KZT 6,336 million, respectively, from which KZT 3,906 million and KZT 3,215 million, respectively, recognised in cost of goods and services and remaining in inventory.

For the year ended 31 December 2023 and 2024, the total value of equipment and other assets purchased from entities controlled by the key management personnel was KZT Nil and KZT 970 million, respectively.

For the year ended 31 December 2023 and 2024, the Group acquired from entities controlled by the key management personnel a commercial property for KZT 4,779 million and

KZT 2,245 million, respectively and a land plot for KZT 1,665 million and KZT Nil, respectively.

Compensation to directors and other members of key management is presented as follows:

	2022		2023		2024
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption

Employee benefits	(800)	(68,509)	(535)	(86,326)	(438)	(104,522)
Share-based compensation	(7,298)	(19,984)	(4,815)	(20,859)	(1,816)	(16,963)

24. Fair value of financial instruments

a.
Fair value of financial instruments

IFRS Accounting Standards as issued by the IASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

b.
Fair value of the Group's financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/ financial liabilities	2023	2024	Fair value hierarchy	Valuation technique(s) and key input(s)

Non-derivative financial assets at FVTOCI (Note 11)	3,968	22,898	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 11)	1,370,806	1,463,463	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 11)	2,322	3,261	Level 3	DCF method with weighted average discount ratio 14.1%
Unlisted equity investments classified as financial assets at FVTOCI	34	60	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 11)	642	17,149	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Derivative financial liabilities (Note 19)	1,165	262	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

As at 31 December 2023, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 407,086 million and KZT 713,131 million, respectively.

As at 31 December 2024, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 356,712 million and KZT 820,340 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

Fair value through other comprehensive income
	Unquoted debt securities	Total

1 January 2023	-	-

Total gains or losses:
- in profit or loss	-	-
- in other comprehensive income	-	-
Purchases	-	-
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	2,322	2,322
Transfers out of level 3	-	-

31 December 2023	2,322	2,322

Total gains or losses:
- in profit or loss	-	-
- in other comprehensive income	939	939
Purchases	-	-
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	-	-
Transfers out of level 3	-	-

31 December 2024	3,261	3,261

During the twelve months ended 31 December 2024, there were no transfers between Level 1, Level 2 and Level 3.

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	2023
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	30,683	30,048	Level 2
Loans to customers	4,235,957	4,230,722	Level 3
Due to banks	154	154	Level 2
Customer accounts	5,441,456	5,382,189	Level 2
Debt securities issued	99,468	96,666	Level 2
Subordinated debt	62,369	60,895	Level 2

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	2024
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	37,908	37,330	Level 2
Loans to customers	5,746,600	5,663,357	Level 3
Due to banks	24,474	24,474	Level 2
Customer accounts	6,561,950	6,515,258	Level 2
Debt securities issued	51,050	49,838	Level 2
Subordinated debt	62,416	60,645	Level 2

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued, subordinated debt

Debt securities issued and subordinated debt are valued using quoted prices.

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

25. Regulatory matters

The management of Kaspi Bank JSC (“the Bank”) monitors capital adequacy ratio based on requirements of standardized approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	2023	2024

Tier 1 capital (k1.2)	17.4%	17.6%
Total capital (k.2)	18.1%	18.3%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each. The following table presents Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	2023	2024

Tier 1 capital (k1.2)	12.6%	12.6%
Total capital (k.2)	13.0%	12.7%

26. Risk management policy

The Group permanently advances it’s risk management environment, to fit up-to-date challenges and risks the Group is exposed to. The Group is exposed to the following types of risks: credit risk, liquidity risk and market risk.

Credit risk

The Group is exposed to credit risk, which is the risk that a customer will be unable to pay amounts in full when due. The Group’s credit risk exposure arises primarily from our consumer finance business through the Fintech Platform. To manage credit risk during loan origination, the Group centralized all processes related to decision making, verification and accounting through it’s headquarters. The Group has developed an automated, centralized and big data-driven proprietary loan approval process that enables it to make instant credit decisions. The risk management division is responsible for maintaining credit risk assessment models and decision-making process. The quality of approved loans are monitored by risk management division on day-to-day basis with periodical validation of the models.

During the credit decision process, the Group uses proprietary risk algorithms and predictive credit risk assessment models for the evaluation of the risks of potential borrowers using statistical modelling based on (i) a wealth of proprietary internal data such as application, transactional, behavioral, shopping and payment history information, which is supplemented by (ii) external data such as data received from credit bureaus (First Credit Bureau LLP and State Credit Bureau JSC) and pension centre (the State Pension Payment Centre) with regard to each customer.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The additional proprietary data constantly accumulated around the Group’s customers’ activity that enables it to continuously deepen its credit decision process.

The risk management division, in terms of credit risk, consists of independent modelling, anti-fraud, monitoring and provisioning division.

Maximum Exposure

The Group’s maximum exposure to credit risk varies significantly and is dependent on both individual risks and general market economy risks. For financial assets recorded on statements of financial position, the maximum exposure equals to a carrying value of those assets prior to any offset or collateral. For financial guarantees and other contingent liabilities the maximum exposure to credit risk is the maximum amount the Group would have to pay if the guarantee was called on or in the case of commitments, if the loan amount was called on.

As at 31 December 2023 and 2024, the maximum exposure to credit risk after offset and collateral was equal to its carrying value of all financial assets except for loans to customers.

As at 31 December 2023 and 2024, the maximum exposure to credit risk after offset and collateral of loans to customers were KZT 3,823,734 million and KZT 5,086,464 million, respectively.

Collateral held as security and other credit enhancements

The Group holds collateral or other credit enhancements to mitigate credit risk associated with financial assets. The main types of collateral obtained are as follows:

•
For reverse repurchase transactions – securities;
•
For loans to customers that are secured – charges over real estate properties and vehicles.

Although, the Group uses collateral as credit enhancement to mitigate its exposure to credit risk, major part of its loan portfolio is represented by unsecured loans. Thus, as at 31 December 2023 and 2024, unsecured gross carrying amount of loans to customers were KZT 4,046,581 million and KZT 5,359,101 million, respectively.

As at 31 December 2023 and 2024, credit impaired loans with a net carrying value of
KZT 26,932 million and KZT 29,418 million, respectively were either fully or partially collateralized, reflecting the extent to which collateral and other credit enhancements mitigate credit risk.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Credit quality of financial assets

The tables below present information about the significant changes in the gross carrying amount of loans to customers during the period that contributed to changes in the allowance for impairment losses during the years ended 31 December 2023 and 2024:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Loans to customers at amortized cost

Gross carrying amount as at 1 January 2023	3,058,897	40,934	264,927	4,754	3,369,512

Changes in the gross carrying amount
- Transfer to Stage 1	32,712	(4,991)	(27,721)	-	-
- Transfer to Stage 2	(58,058)	66,931	(8,873)	-	-
- Transfer to Stage 3	(194,471)	(19,322)	213,793	-	-
New loans to customers originated or purchased	3,413,069	-	-	9,553	3,422,622
Loans to customers that have been repaid or derecognized	(2,203,671)	(27,748)	(15,305)	(3,803)	(2,250,527)
Write-offs	-	-	(82,959)	-	(82,959)
Recovery from off-balance loans to customers	-	-	19,844	-	19,844
Other changes	-	-	(3)	-	(3)

Gross carrying amount as at 31 December 2023	4,048,478	55,804	363,703	10,504	4,478,489

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Loans to customers at amortized cost

Gross carrying amount as at 1 January 2024	4,048,478	55,804	363,703	10,504	4,478,489

Changes in the gross carrying amount
- Transfer to Stage 1	65,305	(13,657)	(51,648)	-	-
- Transfer to Stage 2	(76,678)	102,681	(26,003)	-	-
- Transfer to Stage 3	(266,377)	(24,694)	291,071	-	-
New loans to customers originated or purchased	4,507,341	-	-	21,310	4,528,651
Loans to customers that have been repaid or derecognized	(2,830,265)	(33,883)	(18,736)	(8,678)	(2,891,562)
Write-offs	-	-	(89,272)	-	(89,272)
Recovery from off-balance loans to customers	-	-	16,137	-	16,137

Gross carrying amount as at 31 December 2024	5,447,804	86,251	485,252	23,136	6,042,443

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

The Group uses an internal rating model to classify individually significant loans to customers in different risk categories:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	5,669	-	-	-	5,669
Grade: Impaired	-	-	6,718	-	6,718
Loans to customers that are collectively assessed for impairment	4,042,809	55,804	356,985	10,504	4,466,102
Total gross carrying amount	4,048,478	55,804	363,703	10,504	4,478,489
Allowance for impairment losses	(59,939)	(16,290)	(166,042)	(261)	(242,532)
Carrying amount as at 31 December 2023	3,988,539	39,514	197,661	10,243	4,235,957

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	5,120	-	-	-	5,120
Grade: Impaired	-	-	5,260	-	5,260
Loans to customers that are collectively assessed for impairment	5,442,684	86,251	479,992	23,136	6,032,063
Total gross carrying amount	5,447,804	86,251	485,252	23,136	6,042,443
Allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total

Due from banks
High grade (A- and higher)	29,652	-	-	29,652
Investment grade (BBB+ - BBB-)	1,031	-	-	1,031
Investment grade (BB+ - B-)	6	-	-	6
Total gross carrying amount	30,689	-	-	30,689
Allowance for impairment losses	(6)	-	-	(6)
Carrying amount as at 31 December 2023	30,683	-	-	30,683

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total

Due from banks
High grade (A- and higher)	36,464	-	-	36,464
Investment grade (BBB+ - BBB-)	1,328	-	-	1,328
Investment grade (Not rated)	123	-	-	123
Total gross carrying amount	37,915	-	-	37,915
Allowance for impairment losses	(7)	-	-	(7)
Carrying amount as at 31 December 2024	37,908	-	-	37,908

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total

Investment debt securities
High grade (A- and higher)	33,681	-	-	33,681
Investment grade (BBB+ - BBB-)	1,335,500	-	-	1,335,500
Non-Investment grade (BB+ - B-)	4,037	-	-	4,037
Not rated	-	2,322	1,188	3,510
Сarrying amount as at 31 December 2023	1,373,218	2,322	1,188	1,376,728

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total

Investment debt securities
High grade (A- and higher)	36,415	-	-	36,415
Investment grade (BBB+ - BBB-)	1,373,391	-	-	1,373,391
Non-Investment grade (BB+ - B-)	4,957	-	-	4,957
Not rated	70,614	567	3,261	74,442
Сarrying amount as at 31 December 2024	1,485,377	567	3,261	1,489,205

Financial assets, other than loans to customers and other financial assets, are graded according to their external credit ratings issued by an international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services. The highest possible rating is AAA.

	A- and higher	BBB+ to BBB-	BB+ to B-	CCC+ and lower	Not rated	Total
Gross carrying value:
31 December 2023
Cash and cash equivalents, excluding cash on hand	341,639	205,881	8,323	-	5,007	560,850
Mandatory cash balances with NBRK	-	47,110	-	-	-	47,110
Due from banks	29,652	1,031	6	-	-	30,689
Investment securities and derivatives	33,702	1,336,627	4,048	-	4,803	1,379,180

31 December 2024
Cash and cash equivalents, excluding cash on hand	203,364	210,591	1,077	273	7,205	422,510
Mandatory cash balances with NBRK	-	57,307	-	-	-	57,307
Due from banks	36,457	1,328	-	-	123	37,908
Investment securities and derivatives	48,687	1,378,268	4,957	-	74,442	1,506,354

As at 31 December 2023 and 2024, all loan commitments and financial guarantee contracts of the Group are classified in Stage 1 (12-month ECL) and have “low to fair” risk grade.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Modified loans to customers

As a result of the Group’s forbearance activities, loans to customers might be modified. Modification doesn't lead to a material change in the net present value (“NPV”), therefore the Group doesn't recognize a modification gain/loss. The following tables refer to modified loans to customers where modification does not result in derecognition.

Loans to customers (with allowance for impairment losses based on lifetime ECL) modified during the years ended 31 December 2023 and 2024:

	2023	2024
Gross carrying amount of loans to customers that are impaired after modification but not NPL as at 1 January	27,899	68,029
Gross carrying amount of modified loans to customers within period	109,386	157,179
Loans to customers transferred to non impaired category (cured loans)	(42,268)	(92,276)
Loans to customers transferred to NPL	(17,435)	(33,178)
Repaid loans to customers	(9,553)	(19,742)
Gross carrying amount of loans to customers that are impaired after modification but not NPL as at 31 December	68,029	80,012

The net carrying amount of loans to customers at time of modification that are modified during the years ended 31 December 2023 and 2024 were KZT 78,766 million and
KZT 117,763 million, respectively. The gross carrying amount of modified loans to customers for which the allowance for impairment losses changed from lifetime to 12-month ECL in the years ended 31 December 2023 and 2024 were KZT 24,932 million and KZT 38,744 million, respectively.

Macro sensitivity

The Group has performed a sensitivity analysis on its loan portfolio. For the purpose of ECL estimation the Group assumes a scenario of a 1 percentage point shift of the nominal Exchange rate of USD and base rate KZT.

A shift in the baseline nominal Exchange rate of USD by +/- 1 percentage point with respective correction of upside and downside scenarios lead to change in loss allowance amount by

KZT -3,143/+295 million respectively.

A shift in baseline Short-term interest rate by +/- 1 percentage point with respective correction of upside and downside scenarios lead to change in loss allowance amount by
KZT -2,162/ +2,005 million respectively.

Scenario for the nominal USD/KZT exchange rate:

•
2.3% and 1.46% for years 2025 and 2026 respectively as the baseline scenario,
•
-0.32% and -1.15% for years 2025 and 2026 respectively as upside scenario
•
4.9% and 4.1% for years 2025 and 2026 respectively as downside scenario.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Scenario for the base rate KZT:

•
12.7% and 10.6% for years 2025 and 2026 respectively as the baseline scenario,
•
11.8% and 9.8% for years 2025 and 2026 respectively as upside scenario
•
13.6% and 11.5% for years 2025 and 2026 respectively as downside scenario.

Liquidity risk

The liquidity management framework of the Group mainly consists of following instruments:

-
Assessment of sufficient level of high quality liquid assets;
-
Cash flow forecasting;
-
Diversification of funding;
-
Social media marketing;
-
Up-to-date contingent funding plan;

The liquidity risk is managed considering specific aspects of Kazakhstan economy, in particular limited funding instruments and possible dollarization due to currency devaluation expectations.

The Group devotes great significance to social media marketing, to support the brand of the Group and mitigate various risks such as liquidity and reputational risks. The division of social media marketing covers mass media, social networks, blogs and other sources of information, available to current or potential customers.

A major part of the Group’s obligations consists of customer accounts of individuals, with nominal maturity under 2 years. However, 94% of deposits in 2023 were rolled over, which absent a liquidity event such as a run on the bank, allows the Group to maintain a long-term stable funding base. The average amount of individuals’ customer accounts balance is
KZT 1,189 thousand as at 31 December 2024, which is another indicator of diversification and stability of the funding base.

The Group retains a significant amount of high quality liquid assets, which consists mainly of cash, deposits within NBRK, short-term and mid-term notes of NBRK and bonds issued by the Ministry of Finance of the Republic of Kazakhstan.

Market risk

Price Risk

The Group's market risk arises from fluctuations in the value of financial instruments because of changes in market prices whether those changes are caused by factors specific to the individual instrument or factors affecting all instruments traded in the market. The Group has established various limits on operations with securities, including instrument specific limits, in order to balance profit and risk in the securities portfolio. The Group's portfolio is predominantly comprised of Kazakhstan government debt securities.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Interest rate risk

The contractual maturities of assets and liabilities of the Group has modest gaps, which provides possibilities of instant reactions on changes of market interest rates. The Group has significant amounts of high quality liquid assets with a short maturity which helps to minimize the sensitivity to a sharp increase of interest rates in case of a liquidity shortfall on the market.

An analysis of the financial assets and liabilities liquidity and interest rate risks is presented in the following table on discounted basis:

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2023 Total
Cash and cash equivalents	331,907	77,388	-	-	-	409,295
Due from banks	896	1,614	25,894	2,279	-	30,683
Investment securities	371,756	54,521	108,440	629,089	212,922	1,376,728
Loans to customers	411,868	590,174	1,727,068	1,333,853	172,994	4,235,957
Total interest bearing financial assets	1,116,427	723,697	1,861,402	1,965,221	385,916	6,052,663

Cash and cash equivalents	411,171	-	-	-	-	411,171
Mandatory cash balances with National Bank of the Republic of Kazakhstan	47,110	-	-	-	-	47,110
Derivative financial assets	37	605	-	-	-	642
Investment securities	368	-	-	-	34	402
Other financial assets	41,534	-	-	-	-	41,534
Total non-interest bearing financial assets	500,220	605	-	-	34	500,859
Total financial assets	1,616,647	724,302	1,861,402	1,965,221	385,950	6,553,522

Due to banks	154	-	-	-	-	154
Customer accounts	364,505	851,492	3,081,866	64,056	5,918	4,367,837
Debt securities issued	50,481	-	-	48,987	-	99,468
Subordinated debt	3,257	-	18	59,094	-	62,369
Total interest bearing financial liabilities	418,397	851,492	3,081,884	172,137	5,918	4,529,828

Customer accounts	1,073,619	-	-	-	-	1,073,619
Derivative financial liabilities	187	532	-	446	-	1,165
Other financial liabilities	68,721	-	-	-	-	68,721
Total non-interest bearing financial liabilities	1,142,527	532	-	446	-	1,143,505
Total financial liabilities	1,560,924	852,024	3,081,884	172,583	5,918	5,673,333
Guarantees issued and similar commitments	457	100	-	4,546		5,103
Total financial liabilities and commitments	1,561,381	852,124	3,081,884	177,129	5,918	5,678,436
Liquidity surplus/ (gap)	55,266	(127,822)	(1,220,482)	1,788,092	380,032
Cumulative liquidity surplus/(gap)	55,266	(72,556)	(1,293,038)	495,054	875,086

Interest sensitivity surplus/ (gap)	698,030	(127,795)	(1,220,482)	1,793,084	379,998
Cumulative interest sensitivity surplus/ (gap)	698,030	570,235	(650,247)	1,142,837	1,522,835

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2024 Total
Cash and cash equivalents	388,707	6	-	-	-	388,713
Due from banks	2,267	2,315	33,016	310	-	37,908
Investment securities	153,419	81,250	358,229	627,589	268,718	1,489,205
Loans to customers	485,611	728,514	2,242,972	2,039,044	250,459	5,746,600
Total interest bearing financial assets	1,030,004	812,085	2,634,217	2,666,943	519,177	7,662,426

Cash and cash equivalents	230,757	-	-	-	-	230,757
Mandatory cash balances with National Bank of the Republic of Kazakhstan	57,307	-	-	-	-	57,307
Derivative financial assets	1,011	2,340	7,126	6,672	-	17,149
Investment securities	417	-	-	-	60	477
Other financial assets	29,793	-	-	-	-	29,793
Total non-interest bearing financial assets	319,285	2,340	7,126	6,672	60	335,483
Total financial assets	1,349,289	814,425	2,641,343	2,673,615	519,237	7,997,909
Due to banks	24,474	-	-	-	-	24,474
Customer accounts	672,334	970,692	3,738,339	46,994	5,776	5,434,135
Debt securities issued	51,050	-	-	-	-	51,050
Subordinated debt	3,300	-	59,116	-	-	62,416
Total interest bearing financial liabilities	751,158	970,692	3,797,455	46,994	5,776	5,572,075

Customer accounts	1,127,815	-	-	-	-	1,127,815
Derivative financial liabilities	133	129	-	-	-	262
Other financial liabilities	41,446	-	-	-	-	41,446
Total non-interest bearing financial liabilities	1,169,394	129	-	-	-	1,169,523
Total financial liabilities	1,920,552	970,821	3,797,455	46,994	5,776	6,741,598
Guarantees issued and similar commitments	250	32	423	5,251	-	5,956
Total financial liabilities and commitments	1,920,802	970,853	3,797,878	52,245	5,776	6,747,554

Liquidity surplus/(gap)	(571,513)	(156,428)	(1,156,535)	2,621,370	513,461
Cumulative liquidity surplus/(gap)	(571,513)	(727,941)	(1,884,476)	736,894	1,250,355

Interest sensitivity surplus/(gap)	278,846	(158,607)	(1,163,238)	2,619,949	513,401
Cumulative interest sensitivity surplus/(gap)	278,846	120,239	(1,042,999)	1,576,950	2,090,351

As at 31 December 2023 and 2024, guarantee deposits in favour of international payments systems included in due from banks were KZT 27,357 million and KZT 37,782 million, respectively.

Based on prior experience, the Group considers it highly unlikely that all customer accounts seek repayment on maturity. Historically the majority of such deposits are rolled over.

Interest rate sensitivity analysis

The Group manages fair value interest rate risk through periodic estimation of potential losses that could arise from adverse changes in market conditions. The Risk Management

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Department conducts monitoring of the Group’s current financial performance, estimates the Group’s sensitivity to changes in interest rates and its influence on the Group’s profitability.

The sensitivity analysis includes interest rate risk, which has been determined based on “reasonably possible changes in the risk variable”. The level of these changes is determined by management and is contained within the risk reports provided to key management personnel.

As at 31 December 2024, the impact on profit before income tax due to a +/-3 p.p. change in interest rate amounted -/+ KZT Nil (2023: -+/- KZT Nil).

As at 31 December 2024, the impact on equity due to a +/-3 p.p. change in interest rate amounted KZT -74,854 million /KZT+85,862 million (2023: KZT -60,568 million /
KZT+68,949 million).

Currency risk

The Group manages its currency risk by keeping modest open currency position. The Group only issues loans to customers in tenge, which protects the Group from hidden currency risk in case of a currency devaluation.

The Group’s exposure to foreign currency exchange rate risk is presented in the table below:

	Tenge	USD 1 USD = KZT 454.56	EUR EUR 1 = KZT 502.24	Other currency	2023 Total
Non-derivative financial assets

Total non-derivative financial assets	6,021,554	499,951	24,629	6,746	6,552,880

Non-derivative financial liabilities
Total non-derivative financial liabilities	5,188,795	474,723	6,634	2,016	5,672,168

NET POSITION ON NON-DERIVATIVE FINANCIAL INSTRUMENTS	832,759	25,228	17,995	4,730

Derivative financial instruments
Accounts payable on spot and derivative contracts	(70,704)	(93,313)	(16,574)	-	(180,591)
Accounts receivable on spot and derivative contracts	94,070	83,917	-	1,165	179,152
NET POSITION ON DERIVATIVE FINANCIAL INSTRUMENTS	23,366	(9,396)	(16,574)	1,165	(1,439)

NET POSITION	856,125	15,832	1,421	5,895

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

	Tenge	USD 1 USD = KZT 525.11	EUR EUR 1 = KZT 546.74	Other currency	2024 Total
Non-derivative financial assets

Total non-derivative financial assets	7,552,496	388,027	25,336	14,899	7,980,758

Non-derivative financial liabilities
Total non-derivative financial liabilities	6,153,015	579,664	6,247	2,673	6,741,599

NET POSITION ON NON-DERIVATIVE FINANCIAL INSTRUMENTS	1,399,481	(191,637)	19,089	12,226

Derivative financial instruments
Accounts payable on spot and derivative contracts	(251,281)	(95,760)	(59,595)	(2,709)	(409,345)
Accounts receivable on spot and derivative contracts	69,674	316,929	43,192	1,340	431,135
NET POSITION ON DERIVATIVE FINANCIAL INSTRUMENTS	(181,607)	221,169	(16,403)	(1,369)	21,790

NET POSITION	1,217,874	29,532	2,686	10,857

Currency risk sensitivity analysis

The Group analyzed sensitivity to an increase and decrease in the USD and EUR against the KZT. 25% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign currency exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation as at 31 December 2021 and 2022 for a 25% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower.

As at 31 December 2024, the impact on profit or loss and on equity due to +/-25% change in USD rate were KZT +/-7,383 million (2023: KZT +/-3,958 million).

As at 31 December 2024, the impact on profit or loss and on equity due to +/-25% change in EUR rate were KZT +/-672 million (2023: KZT +/-355 million).

27. Condensed financial information - parent company only

As described in Note 25, the Bank must comply with NBRK’s capital requirements. Further, the Bank cannot lend more than 10% of Bank’s total capital to the Company, which restricts the use of the Bank’s net assets.

The Group performed a test on the restricted net assets of its bank subsidiary and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Group as at 31 December 2023 and 2024.

The following is condensed financial information for the Company.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

Condensed Statements of Profit or Loss and Other Comprehensive Income for the years ended 31 December 2022, 2023, and 2024

	2022	2023	2024
REVENUE	432,661	602,138	776,807
Dividend income from banking subsidiaries*	200,930	283,352	285,206
Dividend income from other subsidiaries*	213,819	296,700	467,500
Interest income	16,762	22,324	22,707
Other (losses) gains	1,150	(238)	1,394

COSTS AND OPERATING EXPENSES	(21,173)	(24,544)	(20,826)
General and administrative expenses	(20,818)	(24,528)	(20,810)
Fee and commission expense	(355)	(16)	(16)
NET INCOME BEFORE TAX	411,488	577,594	755,981

Income tax	(3,357)	(3,705)	(4,058)

NET INCOME	408,131	573,889	751,923

OTHER COMPREHENSIVE INCOME	-	-	-

TOTAL COMPREHENSIVE INCOME	408,131	573,889	751,923

* Joint Stock Company Kaspi.kz directly holds 100% ownership interest in Kaspi Group JSC, the parent company of banking group and indirectly holds 98.95% ownership interest in Kaspi Bank JSC through Kaspi Group JSC. As allowed under IAS 27.10, the investment in banking subsidiaries and other subsidiaries were accounted for under the cost method. Using the equity method, the income in undistributed earnings of banking subsidiaries were
KZT 7,252 million, KZT 8,607 million and KZT 11,030 million for 2022, 2023 and 2024, respectively, and the income in undistributed earnings of other subsidiaries were KZT 19,122 million, KZT 78,196 million and KZT 34,690 million for 2022, 2023 and 2024, respectively.

Condensed Statements of Financial Position as at 31 December 2023 and 2024

	2023	2024

ASSETS:
Cash and cash equivalents	200,484	324,993
Investments in banking subsidiaries*	171,107	171,107
Investments in other subsidiaries*	44,103	39,103
Other assets	894	1,352

TOTAL ASSETS	416,588	536,555

LIABILITIES:
Other liabilities	170	155

TOTAL LIABILITIES	170	155

EQUITY:
Issued capital	130,144	130,144
Treasury shares	(152,001)	(151,521)
Share-based compensation reserve	34,812	31,777
Retained earnings	403,463	526,000

TOTAL EQUITY	416,418	536,400

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

TOTAL LIABILITIES AND EQUITY	416,588	536,555

* Using the equity method, the investment in banking subsidiaries were KZT 208,824 million and
KZT 221,293 million for 31 December 2023 and 2024, respectively, and the investment in other subsidiaries were KZT 77,624 million and KZT 204,620 million for 31 December 2023 and 2024, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

In accordance with NBRK regulations, dividends paid by the Bank to the Company are subject to certain limitations.

Condensed Statements of Cash Flows

For the Years ended 31 December 2022, 2023, and 2024

	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest income received	14,221	18,991	19,303
Fees and commissions paid	(355)	(16)	(16)
Other income received	-	41	-
General and administrative expenses paid	(835)	(3,669)	(3,548)

Cash flows from operating activities before changes in operating assets and liabilities	13,031	15,347	15,739

Changes in operating assets and liabilities
Other assets	(378)	426	(821)
Other liabilities	46	80	(14)

Cash inflow from operating activities before income tax	12,699	15,853	14,904
Income tax paid	(594)	(539)	(587)
Net cash inflow from operating activities	12,105	15,314	14,317
CASH FLOWS FROM INVESTING ACTIVITIES:
Dividends received from subsidiaries	414,749	580,052	752,706
Sale of investments in subsidiaries	-	-	5,000
Purchase of investments in subsidiaries	(16,251)	-	-

Net cash inflow from investing activities	398,498	580,052	757,706

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(210,102)	(560,132)	(646,056)
Purchase of treasury shares	(63,672)	(60,703)	(2,852)
Net cash outflow from financing activities	(273,774)	(620,835)	(648,908)

Effect of changes in foreign exchange rate on cash and cash equivalents	1,150	(279)	1,394
NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS	137,979	(25,748)	124,509

CASH AND CASH EQUIVALENTS, beginning of period	88,253	226,232	200,484

CASH AND CASH EQUIVALENTS, end of period	226,232	200,484	324,993

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2022, 2023 and 2024

(in millions of KZT)

28. Subsequent events

On 29 January 2025, the Group has completed acquisition of 40,000,000 Class A and 173,246,220 Class B shares of of Hepsiburada, pursuant to the Stock Purchase Agreement entered into on 17 October 2024. As a result of the acquisition, the Group has become the controlling shareholder of Hepsiburada effective 29 January 2025 (the “Closing Date”), with the Shares representing 65.41% of the total outstanding share capital of Hepsiburada. The Group has purchased the Shares for total consideration of approximately USD 1,127 million, of which USD 600 million was paid in cash to the Sellers on the Closing Date, and USD 526.9 million of Deferred Cash Consideration will be paid to the Sellers in cash no later than six months after the Closing Date. As collateral with respect to the Deferred Cash Consideration, the Group has pledged 65,199,658 Class B shares of Hepsiburada in favor of the Sellers. At the time the financial statements were authorized for issue, the Group had not yet completed the accounting for the acquisition of Hepsiburada.